Cboe

June 7, 2022

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 06/07/22

Enclosure

[1] See Attachment for a comprehensive list of updates to Exhibits C & M

<u>Attachment</u>

Summary of changes made to Exhibit C:

- The following new entities were added: Aequitas Innovations Inc., Aequitas EVO Connect Inc., Neo Exchange Inc., and Neo Connect Inc.

Summary of changes made to Exhibit M:

- <u>Membership:</u>
  - Vanaheim Securities, LLC was approved

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/07/22**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

22001112

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Associate General Counsel, Cboe Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/07/22 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 11:00am on 06/07/22] (Signature) Kyle Murray, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company. Bats Global Markets Holdings, Inc. is the intermediate holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brittany Carter (Vice President, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Chris Isaacson (Executive Vice President and Chief Operating Officer)
   - Brett Johnson (Vice President, Software Engineering)
   - Emily Mitchell (Vice President, Tax)
   - Kyle Murray (Vice President, Associate General Counsel)
   - Hemang Patel (Vice President, Project Management)
   - Steven Sinclair (Vice President, Software Engineering)
   - Allen Wilkinson (Vice President and Controller)

- Troy Yeazel (Senior Vice President, Operations)
- Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>

- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities exchange.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Alexander Matturri, Jr.
   - Kevin Murphy
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Carmen Brannan (VP, Government Relations)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Bo Chung (SVP, Global Head of Sales & Index Licensing)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Global Client Services)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (EVP, Chief Regulatory Officer)
- Adam Inzirillo (SVP, Head of North American Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, TSD and Membership Services)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Alexander Matturri, Jr.
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Troy Yeazel (President)
   - Sydney Goodman (Treasurer/FINOP)
   - Bryan Upp (Chief Compliance Officer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (Treasurer, FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - James Enstrom (SVP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Andrew Lowenthal (EVP, International Expansion and Business Development)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   - Brian Schell (EVP, CFO and Treasurer)
   - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
   - Jonathan Weinberg (Vice President, Head of FX)
   - Allen Wilkinson (VP and Controller)

- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. <u>Cboe FX Services, LLC</u>

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - None

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Barry Calder (Head of Liquidity & Client Services)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Rebecca Fuller (INED), Chair
   - Ted Hood (INED)
   - Dave Howson (Executive Director)
   - Catherine Langlais
   - David Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)

- Nick Dutton (Chief Regulatory Officer)
- Angelo Evangelou (Chief Policy Officer)
- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Chief Legal Officer)
- Natan Tiefenbrun (Head of Equities)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

<u>Remuneration Committee</u>
- Rebecca Fuller
- Ted Hood
- Kristian West

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Nick Dutton
   - Karl Spielmann
   - Jon Weinberg

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Stephanie Renner (Chief Financial Officer)
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Gary Compton (Vice President, Communications)
   - John Deters (EVP, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Todd Furney (VP, and Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
   - Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
   - Emily Mitchell (Vice President, Tax)

- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Board of Managers

- Chris Isaacson (Chairman of the Board)
- Gilbert Bassett, Jr.
- Ananda K. Radhakrishnan
- Miguel A. Rivera
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. <u>Cboe Worldwide Holdings Limited</u>

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Jill Sommers
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Ed Tilly (Chief Executive Officer)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - John Deters (EVP, Chief Strategy Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)

- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP F&A/CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

<u>Compensation Committee</u>
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

<u>Audit Committee</u>
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

<u>Nominating and Governance Committee</u>
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

<u>Finance and Strategy Committee</u>
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

<u>Risk Committee</u>
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

<u>Indemnity Committee</u>
- Ed Tilly

<u>ATS Oversight Committee</u>
- Jennifer McPeek

- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson (Chairman of the Board)
   - Gilbert Bassett, Jr.
   - Ananda K. Radhakrishnan
   - Miguel A. Rivera
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Kevin Carrai (Vice President, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive</u>
- Ed Tilly
- Michael Gorham

<u>Regulatory Oversight Committee</u>
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe, LLC

1. *Name*: Cboe, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. <u>Cboe Bats, LLC</u>

1. *Name*: Cboe Bats, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Ed Tilly
- Brian Schell
- Chris Isaacson

<u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (SVP, Chief Compliance Officer)
- Carmen Brannan (VP, Government Relations)
- Kevin Carrai (VP, Market Data and Access Services)
- Cole Chmielewski (VP, Operations)
- Bo Chung (SVP, Global Sales and Index Licensing)
- Catherine Clay (EVP, Head of Data and Access Solutions)
- Gary Compton (VP, Corporate Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (Vice President, Software Engineering)
- Arianne Criqui (SVP, Head of Options and Business Development)
- Gina DeRaimo (VP, Cboe Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, Chief Audit Executive)
- Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (SVP, Chief Risk Officer)
- Jaime Galvan (VP, Associate General Counsel)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gerald Hanweck (Vice President, Technology)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Brett Johnson (VP, Software Engineering)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Karl Spielmann (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc. and holds interest in The Vest Financial Group Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. <u>Cboe Vest Group, Inc.</u>

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - John Deters
   - Catherine Clay

   <u>Current Officers</u>

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

EE. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - Consec Services Limited (Company Secretary)
   - Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Brent Coonrod (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Jenny Trahant

   Current Officers
   - Ade Cordell (President B.V.)
   - Ruben Hilhorst (Head of Compliance)
   - Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Rob Hocking (Vice President)
   - Michael Hollingsworth (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Switzerland GmbH

1. *Name*: Cboe Switzerland GmbH
Address: c/o Format A AG
Pfingstweidstrasse 102b 8005 Zurich

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Switzerland under Article 777c and Article 633, November 18, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Operate an electronic trading platform for financial contracts and instruments as well as to provide services in this business are to Group affiliate.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Roman Sturzenegger
- Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under provisions of the New York State Limited Liability Company Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act. Hanweck Associates, LLC provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Chris Isaacson
- Brian Schell

Current Officers
- Ed Tilly (President and CEO)
- Alexandra Albright (Vice President and Chief Compliance Officer)
- Catherin Clay (Vice President)
- John Deters (Vice President)
- Jim Enstrom (Vice President and Chief Audit Executive)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (Vice President and Chief Litigation Officer)
- Jill Griebenow (Vice President)
- Gerald Hanweck (Vice President)
- Rob Hocking (Vice President)
- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne (Secretary)
   - Tan Zhe Lei (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices B.V.

1. *Name*: Cboe Europe Indices B.V.
   Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson (Chairman)

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP. <u>European Central Counterparty N.V.</u>

1. *Name*: European Central Counterparty N.V. (aka EuroCCP)
   Address: Strawinskylaan 1847, Tower I, Level 3
   1077 XX Amsterdam, Netherlands

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4. *Brief description of nature and extent of affiliation*: European Central Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The European Central Counterparty N.V. was formed to provide equities clearing and settlement services throughout Europe

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Supervisory Board</u>
   - John Deters
   - Dave Howson (Chairman)
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)

   <u>Management Board</u>
   - Cecile Nagel
   - Arnoud Siegmann

   <u>Current Officer</u>
   - Cecile Nagel (CEO)
   - Arnoud Siegmann (Chief Risk Officer)
   - Tom Zydenbos (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. TriAct Canada Marketplace LP

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. MATCHNow GP ULC

1. *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
   Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2. Form of organization: Unlimited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

5. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bryan Christopher Blake

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SS. Cboe Netherlands Services Company B.V

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT. BIDS Holdings GP LLC

1. *Name*: BIDS Holdings GP LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU. <u>BIDS Holdings LP</u>

1. *Name*: BIDS Holdings LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4. *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Stephen Berte (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. BIDS Trading Technologies, Ltd.

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Jim Lee

   Current Officers
   - Stephen Berte (President and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY. BIDS Trading Limited

1. *Name*: BIDS Trading Limited
Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Simon Monson
   - Nicole Masse

   Current Officers
   - Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - J. Patrick Sexton (Secretary)
   - Vivian You (Interim President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. Chi-X Holdings Limited

1. *Name*: Chi-X Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson (Chair & CEO)
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Chi-X Global Technology (Hong Kong) Limited

1. *Name*: Chi-X Global Technology (Hong Kong) Limited
   Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Hong Kong) Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson, Chair
   - Christopher Andrew Isaacson
   - John Frederick Deters

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Chi-X Australia Pty Ltd

1. *Name*: Chi-X Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4. *Brief description of nature and extent of affiliation*: Chi-X Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (Independent)
   - Vic Jokovic (CXA CEO)
   - Michael Somes (Company Secretary)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Middlebury Holdings Pty Ltd

1. *Name*: Middlebury holdings Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4. *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - David Morgan (JCF)
   - David Trude (independent)
   - Vic Jokovic (CXA CEO)

   Current Officers
   - Michael Somes, Company Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Cboe Japan Limited

1. *Name*: Cboe Japan Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe Japan Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Christopher Andrew Isaacson
   - John Frederick Deters
   - Thierry Porté (JCF)
   - Takatoshi Ito (Independent)
   - Amy Nashida (Independent)
   - Toru Irokawa (CXJ CEO / Representative Director)
   - Thomas Whitson (Statutory Auditor)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Chi-X Japan Services Limited

1. *Name*: Chi-X Japan Services Limited
   Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Japan on March 17, 2009.

4. *Brief description of nature and extent of affiliation*: Chi-x Japan Services Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - David Howson
   - Toru Irokawa (CXJ CEO / Representative Director)

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

III. Chi-X Global Technology (Philippines) Inc.

1. *Name*: Chi-X Global Technology (Philippines) Inc.
   Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Philippines under Corporation Code of the Philippines and Foreign Investments Act of 1991 on May 1, 1980.

4. *Brief description of nature and extent of affiliation*: Chi-X Global Technology (Philippines) Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Troy Yeazel
   - Timothy Lipscomb
   - Mario Domingo (President / CTO)
   - Maria Aldeguer (CAO)

   Current Officers
   - Elaine Reyes-Rodolfo, Company Secretary
   - Francis Nacpil, Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJJ. Cboe Digital Holdings, Inc.

1. *Name*: Cboe Digital Holdings, Inc.
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: : Cboe Digital Holdings, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KKK. Eris Exchange, LLC

1. *Name*: Eris Exchange, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Sole Member
   - Eris Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LLL. <u>Eris Exchange Holdings, LLC</u>

1. *Name*: Eris Exchange Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 4, 2010.

4. *Brief description of nature and extent of affiliation*: Eris Exchange Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Thomas Chippas
   - Tony Acuna-Rohter
   - Laurian Cristea
   - Jessica Darmoni
   - John Denza
   - Ian Grieves
   - Joshua Iverson
   - Benjamin Lawson
   - Nataliya Manina
   - Joseph McGlawn
   - Nick Perak
   - Vidhu Singh
   - Bryan Stuart
   - Mattew Trudeau

   <u>Sole Member</u>
   - Janet Goodridge (Head of Operations)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM. Eris Digital Holdings, LLC

1. *Name*: Eris Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Sole Member
   - Cboe Digital Holdings, Inc.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NNN. Eris Clearing, LLC

1. *Name*: Eris Clearing, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Thomas Chippas
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Manager
   - Eris Exchange, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. Eris Clearing Holdings, LLC

1. *Name*: Eris Clearing Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Eris Clearing Holdings, LLC acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Manager

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PPP. <u>Aequitas Innovations Inc.</u>

1. *Name*: Aequitas Innovations Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Greg Mills
   - Joseph Schmitt
   - Ian Telfer

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. Aequitas EVO Connect Inc.

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Joseph Schmitt

   Officers
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RRR. Neo Exchange Inc.

1. *Name*: Neo Exchange Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Perry Dellelce
   - Lori-Ann Beausoleil
   - John Deters
   - Adam Inzirillo
   - Maureen Jensen
   - Joseph Schmitt
   - Ian Telfer

   Officers
   - Joseph Schmitt (President and CEO)
   - Perry Dellelce (ChairPerson)
   - Dave Howson (Chairman of the Board)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

SSS. Neo Connect Inc.

1. *Name*: Neo Connect Inc.
   Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on January 17, 2014.

4. *Brief description of nature and extent of affiliation*: Neo Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (President and CEO)
   - Terry Mack (Chief Financial Officer)
   - Erik Sloane (Chief Revenue Officer)
   - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TTT. <u>Cboe Europe Indices Limited</u>

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of October 5, 2021 Cboe Europe Indices Limited is no longer associated with the Exchange.

UUU. <u>Hanweck Associates Limited</u>

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 21, 2021, the entity was dissolved.

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BZX Exchange, Inc.
- D Cboe BYX Exchange, Inc.
- E Cboe EDGA Exchange, Inc.
- F Cboe EDGX Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe FX Europe Limited
- N Cboe FX Asia Pte. Limited
- O Cboe Europe Limited
- P Cboe Chi-X Europe Limited
- Q Cboe SEF, LLC
- R Cboe Worldwide Holdings Limited
- S Cboe Global Markets, Inc.
- T Cboe Futures Exchange, LLC
- U Cboe Building Corporation
- V Cboe, LLC
- W Cboe III, LLC
- X Cboe Bats, LLC
- Y Cboe Livevol, LLC
- Z Cboe UK Limited

- AA Cboe Vest, LLC
- BB Loan Markets, LLC
- CC Cboe Data Services, LLC
- DD Cboe Vest Group Inc.
- EE Cboe Hong Kong Limited
- FF Cboe Silexx, LLC
- GG Digital Asset Benchmark Administration, LLC
- HH CBOE Europe B.V.
- II Cboe Off-Exchange Services, LLC
- JJ Cboe Global Indices, LLC
- KK Cboe Switzerland GmbH
- LL Hanweck Associates, LLC
- MM Hanweck Associates Pte. Ltd.
- NN Cboe Europe Indices B.B.
- OO Cboe Canada Holdings, ULC
- PP European Central Counterparty N.V.
- QQ TriAct Canada Marketplace LP
- RR MATCHNow GP ULC (f/k/a TCM Corp.)
- SS Cboe Netherlands Services Company B.V.
- TT BIDS Holdings GP LLC
- UU BIDS Holdings LP
- VV BIDS Trading, LP
- WW BIDS Global Services, LLC
- XX BIDS Trading Technologies, Ltd.
- YY BIDS Trading Limited
- ZZ Cboe Data and Access Solutions China, LLC
- AAA Cboe Fixed Income Markets, LLC
- BBB Chi-X Holdings Limited

- CCC Chi-X Asia Pacific Holdings Limited
- DDD Chi-X Global Technology (Hong Kong) Limited
- EEE Chi-X Australia Pty Ltd
- FFF Middlebury Holdings Pty Ltd
- GGG Chi-X Japan Limited
- HHH Chi-X Japan Services Limited
- III Chi-X Global Technology (Philippines) Inc.
- JJJ Cboe Digital Holdings, Inc.
- KKK Eris Exchange, LLC
- LLL Eris Exchange Holdings, LLC
- MMM Eris Digital Holdings, LLC
- NNN Eris Clearing, LLC
- OOO Eris Clearing Holdings, LLC
- PPP Aequitas Innovations Inc. (see attached)
- QQQ Aequitas EVO Connect Inc. (see attached)
- RRR Neo Exchange Inc. (see attached)
- SSS Neo Connect Inc. (see attached)

PPP Aequitas Innovations Inc.

Industry Canada / Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2013-05-30

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA) / Loi canadienne sur les sociétés par actions (LCSA)

FORM 1 ARTICLES OF INCORPORATION (SECTION 6) / FORMULAIRE 1 STATUTS CONSTITUTIFS (ARTICLE 6)

Form 1

1 -- Name of the Corporation / Dénomination sociale de la société

AEQUITAS INNOVATIONS INC.

2 -- The province or territory in Canada where the registered office is situated (do not indicate the full address) / La province ou le territoire au Canada où est situé le siège social (n'indiquez pas l'adresse complète)

Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

See attached Schedule A.

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

The shares of the Corporation shall be subject to the restriction on the transfer of securities set out under Other provisions, if any.

5 -- Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) / Nombre minimal et maximal d'administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases)

Minimum: 1 Maximum: 20 / Minimal : Maximal :

6 -- Restrictions, if any, on the business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None.

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

See attached Schedule B.

8-- **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form. / **Déclaration des fondateurs :** J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

Print Name(s) - Nom(s) en lettres moulées	Signature
Greg Mills	[signature]

Note:
Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Nota :
Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la LCSA).

E-MAIL
2013-05-30
15:06

Canada

Schedule A to Articles of Amendment

AEQUITAS INNOVATIONS INC.

(the "Corporation")

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and 1,000,000 Class A Special Shares, all without par value, having the following rights, privileges, conditions and restrictions:

PART 1: COMMON SHARES

The rights, privileges, restrictions and conditions of the Common Shares are as set out below.

1. Voting Rights

(a) Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares (other than Common Shares) are entitled to vote.

(b) At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder.

2. Dividends

(a) **Entitlement to Dividends.** The holders of Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive dividends if, as and when declared by the board of directors of the Corporation.

(b) **Priority of Dividends.** Except with the consent in writing of the holders of the Common Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Common Shares in an amount equal on a per Common Share basis to the dividend or other distribution to be paid, declared or set apart for payment in respect of the Class A Special Shares based upon the number of Common Shares into which the Class A Special Shares are convertible pursuant to the Class A Special Share provisions as of the record date for the payment of dividends.

3. Liquidation, Dissolution or Winding-up

The holders of the Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

PART 2: CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions of the Class A Special Shares are as set out below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

For purposes of these Class A Special Share provisions:

(a) **"Board of Directors"** means the board of directors of the Corporation.

(b) **"Class A Special Holders"** means, at any time, the holders of Class A Special Shares.

(c) **"Class A Special Shares"** means Class A Special Shares in the capital of the Corporation.

(d) **"Conversion Date"** means the date on which the documentation set out in Section 5.5(a) is received by the Corporation.

(e) **"Common Shares"** means common shares in the capital of the Corporation.

(f) **"Cumulative Conversion Funding Amount"** has the meaning set out in the Shareholders Agreement.

(g) **"Fixed Conversion Date"** has the meaning given in Section 5.2.

(h) **"Liquidation Event"** has the meaning given in Section 4.2.

(i) **"Round Three Funding"** has the meaning set out in the Shareholders Agreement; subject to Section 5.2(b).

(j) **"Shareholders Agreement"** means the unanimous shareholders agreement regarding the Corporation entered into by the holders of Common Shares and Class A Special Holders as amended from time to time.

ARTICLE 2
VOTING RIGHTS

2.1 Entitlement to Vote

Each holder of Class A Special Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class or series of shares (other than Class A Special Shares) are entitled to vote.

2.2 Number of Votes

Each holder of Class A Special Shares is entitled to the number of votes per share equal to the whole number of Common Shares into which the Class A Special Shares held by such holder is convertible pursuant to these Class A Special Share provisions as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited.

ARTICLE 3
DIVIDENDS

3.1 Entitlement to Dividends

The Class A Special Holders are entitled to receive dividends if, as and when declared by the Board of Directors.

3.2 Priority of Dividends

Except with the consent in writing of the Class A Special Holders, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Common Shares or any other shares of the Corporation ranking junior to the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Class A Special Shares in an amount equal to the dividend or other distribution to be paid, declared or set apart for payment in respect of the number of Common Shares into which the Class A Special Shares are convertible pursuant to these Class A Special Share provisions as of the record date for the payment of dividends.

ARTICLE 4
LIQUIDATION

4.1 Ranking of Class A Special Shares

No rights, privileges, restrictions or conditions attaching to the Class A Special Shares shall confer a priority over the Common Shares in respect of the return of capital in the event of the liquidation, dissolution or winding-up of the Corporation.

4.2 Payment on Liquidation Event

The Class A Special Shares shall rank on a parity with the Common Shares with respect to the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs (each, a **"Liquidation Event"**). On a Liquidation Event, each Class A Special Holder will participate as to the number of Common Shares into which such holder's Class A Special Shares are then convertible pursuant to these Class A Special Share provisions as of the date of the Liquidation Event (for greater certainty, no actual conversion is required or shall be deemed to occur), and the Class A Special Holders will participate rateably as if they were holders of such Common Shares in such Liquidation Event.

ARTICLE 5
CONVERSION

5.1 Conversion

The Class A Special Shares are convertible, at any time and from time to time, at the option of the Class A Special Holder and without payment of additional consideration, into Common Shares.

5.2 Conversion Rate

(a) Each Class A Special Share will be convertible upon a Conversion Date into that number of Common Shares which is equal to "X", where "X" equals:

$$= \frac{\left[\frac{A\,x\,(B\,x\,0.0000001}{1-(B\,x\,0.0000001)}\right]}{B}$$

Where "A" equals (subject to Section 5.2(b)) the number of Common Shares outstanding immediately prior to such Conversion Date plus the number of Common Shares issuable upon the exercise, conversion or exchange of all securities convertible or exchangeable (directly or indirectly) into Common Shares outstanding immediately prior to such Conversion Date, including for greater certainty the exercise of options granted under the Corporation's employee stock option plan, whether vested or not, but excluding Class A Special Shares, and "B" equals the total number of Class A Special Shares outstanding immediately prior to such Conversion Date (but excluding for certainty Class A Special Shares that have previously been converted into Common Shares) provided however, that immediately following completion of the Round Three Funding and the issuance of Common Shares thereunder (the **"Fixed Conversion Date"**) the number of Common Shares into which a Class A Special Share is convertible shall be calculated in accordance with the foregoing formula (and the Corporation shall send an officer's certificate to each Class A Special Holder setting out such calculation), and from and after the Fixed Conversion Date each Class A Special Share shall be convertible only into the number of Common Shares so calculated and no further changes to such conversion rate will be made. For example, assuming immediately prior to a Conversion Date that there are 900,000 Class A Special Shares issued, 5,000,000 Common Shares issued or issuable pursuant to other securities exchangeable or convertible into Common Shares, and that 100,000 Class A Special Shares are being converted; on such conversion, the 100,000 Class A Special Shares would convert into 54,945 Common Shares (0.54945 Common Shares per Class A Special Share converted).

(b) For purposes of determining the value of "A" in Section 5.2(a) above, at such time as the Corporation has issued Common Shares or securities convertible or exchangeable (directly or indirectly) into Common Shares (including Class A Special Shares) for aggregate consideration to the Corporation equal to the Cumulative Conversion Funding Amount, Round Three Funding shall be deemed to be completed and the Fixed Conversion Date shall be deemed to occur for purposes of Section 5.2(a), and the Common Shares or securities convertible or exchangeable into Common Shares issued in the financing in respect of which the Cumulative Conversion Funding Amount was achieved shall be included in such calculation but if the financing results in the Cumulative Conversion Funding Amount being exceeded, a proportionate share of the Common Shares or securities convertible or exchangeable into Common Shares shall be included based on the amount of consideration from such issuances which resulted in the Cumulative Conversion Funding Amount being achieved relative to the aggregate consideration raised on such financing. For certainty, Round Three Funding may be completed without the Cumulative Conversion Funding Amount being achieved.

5.3 Time of Conversion

Conversion is deemed to be effected immediately prior to the close of business on the Conversion Date.

5.4 Effect of Conversion

Upon conversion of the Class A Special Shares:

(a) the rights of a Class A Special Holder as a holder of the converted Class A Special Shares cease; and

(b) the Class A Special Holder of record is deemed to have become the holder of record of the Common Shares issuable upon conversion of such Class A Special Shares.

5.5 Mechanics of Conversion

(a) To exercise optional conversion rights under Section 5.1, a Class A Special Holder must:

(i) give written notice to the Corporation at its principal office:

(A) stating that the Class A Special Holder elects to convert such shares; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued; and

(ii) surrender the certificate or certificates formerly representing that Class A Special Holder's Class A Special Shares at the principal office of the Corporation.

(b) Upon receipt by the Corporation of the certificate or certificates, the Corporation will issue and deliver to such Class A Special Holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.6.

(c) The Corporation is not required to issue certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent, or the Class A Special Holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection with the loss, theft or destruction.

5.6 Fractional Shares

No fractional Common Shares will be issued upon conversion of Class A Special Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Class A Special Shares by a Class A Special Holder, the Corporation will pay to the Class A Special Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per Common Share (as determined by the Board of Directors) at the time of conversion, but no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

5.7 No Impairment

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Class A Special Holders against impairment.

SCHEDULE B

7. Other provisions, if any:

(a) The securities of the Corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the Corporation, to be evidenced in either case by a resolution of such directors or shareholders.

(b) The directors may appoint from time to time one or more additional directors within the limits provided in the *Canada Business Corporations Act*.

(c) The directors may from time to time determine the number of directors of the Corporation.

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2015-02-13

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
AEQUITAS INNOVATIONS INC.

2 Corporation number
Numéro de la société
842916-2

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe
Other Provisions / Autres dispositions

Article 7 of the articles of incorporation of the corporation are amended by adding as paragraph (d) thereto the following:

PART 3 - SHARE OWNERSHIP RESTRICTIONS

1.INTERPRETATION AND DEFINITIONS

1.1.In this Part 3:

1.1.1.“Acceptance Notice” has the meaning set out in section 6.5;

1.1.2.“Account” has the meaning set out in section 6.8;

1.1.3.“Affected Shareholder” has the meaning set out in section 4.5;

1.1.4.“Amendments” has the meaning set out in section 2.2;

1.1.5.“Board” means the board of directors of the Corporation;

1.1.6.“Business Day” means any day, other than a Saturday or Sunday, on which Canadian Schedule 1 chartered banks in Toronto, Ontario and Montreal, Québec are open for commercial banking business during normal banking hours;

1.1.7.“CBCA” the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.8.“Commission”, “company” and “person” have the meanings given to those terms, respectively, in the OSA;

1.1.9.“Control” and “acting jointly or in concert” are to be interpreted in a manner that is consistent with the interpretation thereof as used in the OSA and other securities legislation applicable in Ontario;

1.1.10.“Converted Basis” has the meaning given to that term in the Shareholders Agreement;

1.1.11.“Defaulting Shareholder” has the meaning set out in section 6.1;

1.1.12.“Excess Voting Share” means a Voting Share beneficially owned or over which control or direction is exercised in contravention of the Share Constraint;

1.1.13.“Fair Market Value” has the meaning given to that term in the Shareholders Agreement;

1.1.14.“Final Notice” has the meaning set out in section 6.12;

1.1.15.“First Notice” has the meaning set out in section 6.1;

1.1.16.“First Notice Response Period” has the meaning set out in section 6.1;

1.1.17.“Notice” has the meaning set out in section 7.1;

1.1.18.“Notice of Sale” has the meaning set out in section 6.3;

1.1.19.“Offer” has the meaning set out in section 6.3;

1.1.20.“Offer Period” has the meaning set out in section 6.5;

1.1.21.“Offer Shareholder” has the meaning set out in section 6.3;

1.1.22.“Offered Shares” has the meaning set out in section 6.3;

1.1.23.“OSA” means the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.24.“Pro Rata Share” means a fraction: (i) the numerator of which equals the number of shares of the Corporation, on an as if Converted Basis, of the shareholder; and (ii) the denominator of which equals the total number of shares of the Corporation, on an as if Converted Basis, issued and outstanding as at the date of the Notice of Sale but excluding the Voting Shares, on an as if Converted Basis, of the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder;

1.1.25.“Purchase for Cancellation” has the meaning set out in section 5.1.2

1.1.26.“Recognition Order” means the order of the Commission issued under sections 21 and 144 of the OSA on November 13, 2014 in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, requiring restrictions on the ownership of shares of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

1.1.27.“Sale” or “Sell” has the meaning set out in section 5.1.1;

1.1.28.“Second Notice” has the meaning set out in section 6.1;

1.1.29.“Share Constraint” has the meaning set out in section 3.1;

1.1.30.“Shareholders’ Agreement” means the shareholders agreement, made May 31, 2013, between the Corporation and all of its shareholders, as from time to time amended, restated, amended and restated or replaced;

1.1.31.“Shareholder’s Declaration” means a declaration made in accordance with section 9;

1.1.32.“Subsidiary” means Aequitas NEO Exchange Inc., a corporation incorporated under the laws of Canada, and its successors; and

1.1.33.“Voting Share” means a share in the capital of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2All terms that are not otherwise defined in this Part 3 have the meanings given to those terms in the OSA or the CBCA, respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the CBCA, the definition contained in the OSA shall prevail.

1.3Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neutral.

1.4No person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 3 solely by reason that one of them has given the other the power to vote or direct the voting of shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.4.1the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.4.2the proxy is solicited but no information circular is required to be issued under the CBCA; or

1.4.3the proxy is not solicited.

1.5No shareholder of the Corporation is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 3 solely by reason that such shareholder is a party to the Shareholders Agreement.

1.6For the purposes of this Part 3:

1.6.1where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons and companies; and

1.6.2references to shares “of” a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2.PURPOSE

2.1.The restrictions on the issuance, transfer and ownership of Voting Shares as set out in this Part 3 are intended for the purpose of ensuring that each of the Corporation and the Subsidiary:

2.1.1.is not in breach of section 21 of the OSA or the Recognition Order;

2.1.2.may continue to be recognized by the Commission to carry on business as a stock exchange in Ontario and each other province and territory of Canada, which recognition is necessary under the OSA and other applicable securities legislation for the Corporation or the Subsidiary to engage in its undertaking; and

2.1.3.may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self-regulatory organization under applicable securities legislation, which recognition is necessary to its undertaking.

2.2.If the provisions of the Recognition Order as it pertains to restrictions on the ownership of, or the exercise of control or direction over, Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the “Amendments”) and those Amendments are inconsistent with this Part 3, those Amendments are deemed to be incorporated in this Part 3 from their effective date, without any further approval by the shareholders of the Corporation, and those Amendments supersede the provisions of this Part 3 to the extent of the inconsistency.

2.3.On the date that the Corporation is not required to constrain the issuance, transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Part 3 shall be deemed to be deleted in its entirety from the articles of the Corporation and shall be of no further force or effect as and from that date.

2.4.In the event that this Part 3 is amended as a result of any Amendment or is deemed to be deleted in accordance with section 2.3, the Board shall restate the articles of the Corporation to reflect the Amendment or deletion within thirty (30) days of such Amendment or deletion, without any further approval by the shareholders of the Corporation. The Corporation shall give Notice of the restatement of the articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement within fifteen (15) days of the effective date thereof. The accidental failure or omission to give such Notice to one or more such holders shall not affect the validity of the provisions of this section 2.4.

3.SHARE CONSTRAINT

3.1.Without the prior approval of the Commission and subject to such terms and conditions considered appropriate by the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over:

3.1.1.more than ten per cent (10%) of the issued and outstanding shares of any class or series of Voting Shares;

3.1.2.thereafter, more than fifty per cent (50%) of the issued and outstanding shares of any class or series of Voting Shares; or

3.1.3.any other percentage of the issued and outstanding shares of any class or series of Voting Shares as may be from time to time prescribed by the Recognition Order

(the “Share Constraint”).

3.2The Share Constraint does not apply in respect of Voting Shares that are held:

3.2.1by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

3.2.2by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such Voting Shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by the Board to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint; or

3.2.3by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

3.3If Voting Shares are, by inadvertence or otherwise, issued or transferred or held in contravention of the Share Constraint, such issuance or transfer or holding of the Voting Shares, or the registration thereof in the corporate records of the Corporation, shall not constitute a waiver of any of the rights of the Corporation hereunder or of the conditions attaching to such securities or otherwise preclude the Corporation from exercising any of the powers granted under this Part 3.

4.CONTRAVENTION OF THE SHARE CONSTRAINT

4.1.If the Board determines, whether based on a review of the central securities register of the

Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the Share Constraint:

4.1.1.the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2.the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3.the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4.no person may, in person or by proxy, exercise the right to vote or vote any of the Excess Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5.subject to section 4.4, the Corporation shall not pay any dividend or make any other distribution:

4.1.5.1.on any Excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless the Board determines that it would be in the best interests of the Corporation to pay such dividend or make the distribution in respect of some part or all of the non-Excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6.the Corporation shall send to the registered holders of the Voting Shares of that person or company or any person or company forming part of such combination a First Notice.

4.2.If the Board determines, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the Share Constraint, the Corporation shall not:

4.2.1.accept the proposed subscription for Voting Shares from;

4.2.2.issue the proposed Voting Shares to; or

4.2.3.register or otherwise recognize the proposed transfer of any Voting Shares to,
that person or company or any person or company forming part of that combination.

4.3.If the Board determines that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the Share Constraint, the Board may also determine that:

4.3.1.any votes cast, in person or by proxy, during that period or at that time in respect of the Excess Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2.subject to section 4.4, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1.on the Excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

4.4Notwithstanding any other provision of this Part 3:

4.4.1the Board may elect to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Part 3 where it determines that the contravention of the Share Constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution;

4.4.2where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a determination of a contravention of the Share Constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under section 4.3.2 as a result of the Board's determination of a contravention of the Share Constraint, the Board shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, as the case may be, if the Board subsequently determines that no contravention occurred.

4.5If the Corporation Sells or Purchases for Cancellation any Excess Voting Shares in accordance with section 5, or otherwise Purchases for Cancellation or otherwise acquires Excess Voting Shares, and the result of that action is that a shareholder of the Corporation who, before that action, was not in contravention of the Share Constraint is, as a result of such action, in contravention of the Share Constraint (an "Affected Shareholder") then, notwithstanding any other provision of this Part 3:

4.5.1subject to section 4.5.4, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint, as determined by the Board;

4.5.2the Board shall identify the Affected Shareholders and the Corporation shall give Notice to each

Affected Shareholder so identified, within fifteen (15) days of the Board's determination, of the fact that the Affected Shareholder is in contravention of the Share Constraint and is entitled to rely on the protection provided in section 4.5.1;

4.5.3the Corporation shall use commercially reasonable efforts to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares; and

4.5.4the protection afforded to any Affected Shareholder in section 4.5.1 is effective from the date the Affected Shareholder is in contravention of the Share Constraint as a result of the actions of the Corporation to and including the date as determined by the Board but in any event not less than one hundred and eighty (180) days after that date.

4.6The Corporation's failure to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares pursuant to section 4.5.3 shall not otherwise relieve the Affected Shareholder of its obligations or abrogate any of the rights of the Corporation under this Part 3.

4.7Notwithstanding any other provision of this Part 3, a contravention of the Share Constraint shall have no consequences except those that are expressly provided for in this Part 3 but, without limiting the generality of the foregoing:

4.7.1no transfer, issue or ownership of, and no title to, Voting Shares;

4.7.2no resolution of shareholders (except to the extent that the result is affected as a result of a Board determination under subsection 4.3.1); and

4.7.3no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the Share Constraint.

5.RIGHT TO DISPOSE OF EXCESS VOTING SHARES

5.1In order to comply with sections 2 and 3, the Corporation shall have the right:

5.1.1to sell, transfer and assign or cause to be sold, transferred or assigned (a "Sale" or to "Sell") all or any portion of the Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as if the Corporation were the owner thereof; or

5.1.2if the Corporation determines that it is unable to effect a Sale of all or any portion of the Excess Voting Shares or if the Board otherwise determines, to purchase and acquire for cancellation ("Purchase for Cancellation") all or any such Excess Voting Shares as the Corporation elects to purchase and acquire pursuant hereto and the holder shall be obligated to sell, transfer and assign to the Corporation all or any such Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as the Corporation so elects.

5.2For the purposes of this Part 3, the Corporation shall be and shall be conclusively deemed to be the agent and lawful attorney of the holders of the securities of the Corporation to effect such Sale or Purchase for Cancellation, as the case may be, including, without limitation, to execute and deliver any and all proper instruments of Sale and Purchase for Cancellation, as the case may be.

6.PROCEDURES RELATING TO DISPOSITION OF EXCESS VOTING SHARES

6.1Before taking any action pursuant to section 5, the Corporation shall send to the registered holder of apparently Excess Voting Shares (the “Defaulting Shareholder”) a Notice (the “First Notice”) requesting a Shareholder’s Declaration from such Defaulting Shareholder as to such matters as the Board may determine to be appropriate for the purpose of determining if all or any of the Voting Shares of such Defaulting Shareholder are Excess Voting Shares. The First Notice shall specify that, unless a response satisfactory to the Board is received by the Corporation within five (5) Business Days after the date of the First Notice (the “First Notice Response Period”), the Corporation may Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder in accordance with the articles of the Corporation. If the Corporation does not receive the Shareholder’s Declaration requested within the First Notice Response Period or, if the Board determines that the Voting Shares or any of them are Excess Voting Shares, the Corporation may, not earlier than six (6) Business Days, send a further Notice (the “Second Notice”) to such Defaulting Shareholder advising that the Corporation will Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder, in each case at a price equal to the Fair Market Value as determined by an independent business valuator selected by the Corporation. The Second Notice shall advise that the Sale or the Purchase for Cancellation shall not be made before ten (10) Business Days and not later than one hundred and eighty (180) days after the date of the Second Notice.

6.2Not later than ten (10) Business Days after the date of the Second Notice, the Corporation shall select an independent business valuator who shall determine the Fair Market Value of the shares of the Corporation, as at the date the Board determines that Voting Shares of the Defaulting Shareholder are Excess Voting Shares, in accordance with the principles of valuation set out in Schedule 6.1 of the Shareholders Agreement, and Schedule 6.1 of the Shareholders Agreement shall apply mutatis mutandis to such valuation process. The determination of Fair Market Value shall be made in writing within twenty (20) Business Days of the date of the Second Notice (or as soon as practicable after that date).

6.3Within three (3) Business Days after the Fair Market Value has been determined in accordance with section 6.2, the Corporation shall send to each shareholder of the Corporation a copy of such determination together with a Notice (the “Notice of Sale”) containing an irrevocable offer (the “Offer”) to sell to the shareholders (excluding the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder) (collectively, the “Offer Shareholders”) the Excess Voting Shares of the Defaulting Shareholder (the “Offered Shares”) at a price per share equal to the Fair Market Value thereof.

6.4Each Offer Shareholder shall be entitled to purchase its Pro Rata Share of the Offered Shares, or such other portion of the Offered Shares as all of the Offer Shareholders accepting the Offer may agree in writing.

6.5Within ten (10) Business Days after receipt of the Notice of Sale (the “Offer Period”), each Offer Shareholder may exercise its right to purchase Offered Shares by giving to the Corporation Notice (an “Acceptance Notice”) specifying the maximum number of Offered Shares (which may be greater than or less than its Pro Rata Share) it is willing to purchase. If any Offer Shareholder does not give to the Corporation an Acceptance Notice or specifies in its Acceptance Notice a number of Offered Shares less than its Pro Rata Share that it is willing to purchase:

6.5.1such Offer Shareholder shall be deemed to have rejected the Offer in respect of the unclaimed Offered Shares;

6.5.2such unclaimed Offered Shares shall be deemed to be offered to such of the other Offer Shareholders who specify in their Acceptance Notices the willingness to acquire Offered Shares greater than their Pro Rata Share; and

6.5.3each such other Offer Shareholder is, subject to the maximum number of Offered Shares specified in its Acceptance Notice, entitled to acquire its proportionate share of the unclaimed Offered Shares based on the number of shares of the Corporation, on an as if Converted Basis, held by such Offer Shareholders as between themselves (or in such other proportion as such Other Shareholders may agree in writing).

6.6If Offer Shareholders give Acceptance Notices within the Offer Period specifying their willingness to purchase all, but not less than all, of the Offered Shares, the transaction of purchase and sale shall be completed within twenty (20) Business Days of the expiry of the Offer Period (or as soon as practicable thereafter).

6.7If Offer Shareholders exercise their rights to purchase some but not all of the Offered Shares or if Offer Shareholders do not exercise their rights to purchase any of the Offered Shares and all or a portion of the Offered Shares remain unclaimed, the Corporation may Sell, by private sale or otherwise as the Board may determine, the unclaimed Excess Voting Shares of the Defaulting Shareholder at the same price and on the same terms and conditions as those offered to the Offer Shareholders.   The transaction of purchase and sale shall be completed on such date determined by the Board and in any event as soon as reasonably practicable.

6.8Upon a Sale of Excess Voting Shares in accordance with section 6.6 or 6.7, the Defaulting Shareholder shall, from the time of the Sale, be entitled to receive only the net proceeds of the Sale, being an amount equal to the proceeds of Sale less all applicable commissions, taxes, expenses and other costs of Sale, which net proceeds of Sale will be deposited by the Corporation in an account with any chartered bank or trust company in Canada (the “Account”) to be paid (with interest from the beginning of the month next following the date of receipt of the net proceeds of Sale) to the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares. The funds representing the net proceeds of Sale, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.9If the Corporation determines that it is unable to effect a Sale of Excess Voting Shares for whatever reason, the Corporation shall have the right (but not the obligation), subject to the Act and to the rights, privileges, restrictions and conditions attaching to the class or series of Voting Shares of which the Excess Voting Shares are part, to Purchase for Cancellation and the Defaulting Shareholder shall be obligated to so sell, transfer and assign to the Corporation such Excess Voting Shares. Such Excess Voting Shares shall be Purchased for Cancellation by the Corporation depositing into the Account an amount equal to the Fair Market Value of such Excess Voting Shares, such moneys to be paid (with interest) to or to the order of the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company, of the certificate(s) representing the Excess Voting Shares so Purchased for Cancellation. The funds representing the Fair Market Value, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.10On or after the date of deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, where such Excess Voting Shares have been Purchased for Cancellation by the Corporation, such Excess Voting Shares shall be cancelled and shall cease to be entitled to dividends and, in either case, the Defaulting Shareholder shall not be entitled to exercise any of the rights of a holder of Voting Shares in respect thereof and the sole right of the Defaulting Shareholder shall be to the funds in the Account against presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares.

6.11If a part only of the Voting Shares represented by any certificate is Sold by the Corporation or Purchased for Cancellation by the Corporation, a new certificate for the balance of the Voting Shares shall be issued at the expense of the Corporation.

6.12Within five (5) Business Days of the deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares Sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, the Corporation shall send a Notice (the “Final Notice”) to the Defaulting Shareholder advising that such Excess Voting Shares have been Sold or Purchased for Cancellation and specifying the amount of the net proceeds of Sale or the Fair Market Value, as the case may be, and advising of the name and address of the chartered bank or trust company where the deposit was made by the Corporation and from which the net proceeds of Sale or Fair Market Value, as the case may be, may be obtained against presentation and surrender of the certificates representing the Excess Voting Shares so Sold or Purchased for Cancellation, together with such other information as the Board may consider appropriate.

6.13The Corporation may Sell or Purchase for Cancellation Excess Voting Shares despite the Corporation not having possession of the certificate or certificates representing the Excess Voting Shares at the time of the Sale or Purchase for Cancellation. If the Corporation Sells Excess Voting Shares without possession of the certificate or certificates representing such Excess Voting Shares, the Corporation shall issue to the purchaser of such Excess Voting Shares a certificate or certificates or other evidence of ownership representing the Excess Voting Shares purchased.

6.14The Corporation may transfer any funds held in the Account and its administration to a trust company in Canada registered as such under the federal laws of Canada or the laws of a province or a territory, and the Corporation is then discharged of all further liability in respect thereof.

7.NOTICES

7.1.Any notice permitted or required to be given pursuant to this Part 3 (a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery) or if transmitted by facsimile, electronic mail or other means of recorded electronic message, in the case of shareholders of the Corporation, addressed to the registered holder or holders at his or their address or addresses in the records of the Corporation, and in the case of the Corporation, to the registered office of the Corporation.

7.2.The accidental failure or omission to give any Notice to the registered holder of any Voting Shares shall not affect the validity of any transaction of purchase and sale or any purchase and acquisition for cancellation of Excess Voting Shares otherwise completed in accordance with this Part 3.

8.BOARD’S POWERS

8.1.The Board may make such rules and regulations from time to time as it shall deem necessary or appropriate to administer the provisions of this Part 3 and shall have the sole right and authority to administer the provisions of this Part 3 and to make any determination required or contemplated under this Part 3. In so acting, the Board shall enjoy, in addition to the powers set out in this Part 3, all of the powers necessary or desirable, in its sole determination, to carry out the intent and purpose of this Part 3 including, without limitation, the power to require:

8.1.1.the filing of a Shareholder’s Declaration under section 9;

8.1.2.the production of all documents in the possession, power or control of the maker of a Shareholder’s Declaration touching or concerning the subject matter of the Shareholder’s Declaration, together with certification that such production has been made;

8.1.3.the response to such written interrogatories concerning the subject matter of a Shareholder’s Declaration as the Board may determine to ask the maker of the Shareholder’s Declaration; and

8.1.4.the attendance before the Board of the maker of a Shareholder’s Declaration, or such other persons or companies related thereto as the Board may determine, for the purpose of responding to questions from the Board concerning the subject matter of the Shareholder’s Declaration.

8.2.If the Board determines that a person or company has failed to provide a complete, accurate and timely response to a request for information that the Board has made pursuant to its powers under section 8.1, the Board may draw an inference adverse to the interests of that person or company.

8.3.The Board shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Part 3 and, without limitation, if the Board considers that there are reasonable grounds for believing that a contravention of the Share Constraint has occurred or will occur, the Board shall make a determination with respect to the matter.

8.4.All determinations by the Board shall be conclusive, final and binding except to the extent modified by any subsequent determination of the Board. Notwithstanding the foregoing, the Board may delegate, in whole or in part:

8.4.1.its powers to make a determination in respect of any particular matter to a committee of the Board; and

8.4.2.any of its other powers under this Part 3 in accordance with section 115 and 121(a) of the CBCA.

8.5.In administering the provisions of this Part 3, including, without limitation in making any determination required or contemplated under this Part 3, each director shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise his or her business judgment. The directors shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although they shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

8.6.No director shall be considered to be subject to a conflict of interest in administering the provisions of this Part 3 and there shall be no reasonable apprehension of bias by reason only that such director's own tenure as a director or officer of the Corporation could be affected directly or indirectly by a determination he or she is to make pursuant to the provisions of this Part 3.

8.7.In administering the provisions of this Part 3, the Board may rely on any information on which the Board considers it reasonable to rely in the circumstances. Without limitation, the Board may rely upon any Shareholder's Declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

8.8.Provided that the directors have acted honestly and in good faith, no shareholder or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation, nor shall the Corporation have any claim or action against any director or officer of the Corporation, arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Part 3 and neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Part 3. To the extent that, in accordance with section 8.1 or section 8.3, any other person exercises the powers of the directors under these provisions, this section 8.8 applies mutatis mutandis.

8.9.Any determination of the Board required or contemplated by this Part 3 shall be expressed and conclusively evidenced by a resolution of the directors passed in accordance with the CBCA.

9.SHAREHOLDER'S DECLARATIONS

9.1.For purposes of monitoring compliance with and enforcing the provisions of this Part 3, the Corporation may require that any registered holder or beneficial owner of Voting Shares or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation a completed and signed Shareholder's Declaration. The Board may approve from time to time written guidelines with respect to the nature of the Shareholder's Declaration to be requested, the times at which Shareholder's Declarations are to be requested and any other relevant matters relating to Shareholder's Declarations.

9.2.A Shareholder's Declaration may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, a Shareholder's Declaration may be required to contain information with respect to:

9.2.1whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, Voting Shares; and

9.2.2whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

10.MISCELLANEOUS

10.1The invalidity or unenforceability of any provision, in whole or in part, of this Part 3 shall not affect the validity or enforceability of any other provision or part thereof.

10.2Subject to the CBCA, the OSA and the Recognition Order, the Board may make, amend or repeal any rules or by-laws it deems necessary or appropriate to administer the Share Constraint.

10.3In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Part 3, the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the Corporation.

[END OF SCHEDULE]

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

AEQUITAS INNOVATIONS INC.

Corporate name / Dénomination sociale

842916-2

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2017-04-07

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
AEQUITAS INNOVATIONS INC.

2 Corporation number
Numéro de la société
842916-2

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

SCHEDULE TO

ARTICLES OF AMENDMENT

OF

AEQUITAS INNOVATIONS INC.
(the "Corporation")

1. The Articles of the Corporation be amended as follows:

Authorized and Issued Capital

(a) to create an unlimited number of Preferred Shares;

(b) to remove the rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Special Shares;

(c) to provide that the rights, privileges, restrictions and conditions attaching to the Common Shares, Class A Special Shares and Preferred Shares, are as set out in Schedule A,

with the result that upon the issuance of a Certificate of Amendment effecting the foregoing, the authorized capital of the Corporation shall consist of: (i) an unlimited number of Common Shares; (ii) 1,000,000 Class A Special Shares; and (iii) an unlimited number of Preferred Shares.

Schedule A

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares, 1,000,000 Class A Special Shares and an unlimited number of Preferred Shares, having the following rights, privileges, conditions and restrictions:

PART 1: COMMON SHARES

The rights, privileges, restrictions and conditions of the Common Shares are as set out below.

1. Voting Rights

(a) Each holder of Common Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares (other than Common Shares) are entitled to vote.

(b) At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder.

2. Dividends

(a) **Entitlement to Dividends**. The holders of Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, including the Preferred Shares, to receive dividends if, as and when declared by the board of directors of the Corporation.

(b) **Priority of Dividends**. Except with the consent in writing of the holders of the Common Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Common Shares in an amount equal on a per Common Share basis to the dividend or other distribution to be paid, declared or set apart for payment in respect of the Class A Special Shares based upon the number of Common Shares into which the Class A Special Shares are convertible pursuant to the Class A Special Share provisions as of the record date for the payment of dividends.

3. Liquidation, Dissolution or Winding-up

The holders of the Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, including the

Preferred Shares, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

PART 2: CLASS A SPECIAL SHARES

The rights, privileges, restrictions and conditions of the Class A Special Shares are as set out below.

ARTICLE 1
INTERPRETATION

Definitions

For purposes of these Class A Special Share provisions only:

(a) "**Class A Special Holders**" means, at any time, the holders of Class A Special Shares.

(b) "**Class A Special Shares**" means Class A Special Shares in the capital of the Corporation.

(c) "**Conversion Date**" means the date on which the documentation set out in Section 5.6(a) of this Part is received by the Corporation.

(d) "**Common Shares**" means common shares in the capital of the Corporation.

(e) "**IPO**" has the meaning ascribed to it in Part 3.

(f) "**Liquidation Event**" has the meaning ascribed to it in Part 3.

(g) "**Shareholders Agreement**" means the unanimous shareholders agreement regarding the Corporation entered into by the holders of Common Shares, Class A Special Holders and holders of Preferred Shares, as amended from time to time.

ARTICLE 2
VOTING RIGHTS

2.1 Entitlement to Vote

Each holder of Class A Special Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote at such meetings, except meetings at which only holders of a specified class or series of shares (other than Class A Special Shares) are entitled to vote.

2.2 Number of Votes

Each holder of Class A Special Shares is entitled to the number of votes per share equal to the whole number of Common Shares into which the Class A Special Shares held by such holder is convertible pursuant to these Class A Special Share provisions as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited.

ARTICLE 3
DIVIDENDS

3.1 Entitlement to Dividends

The Class A Special Holders are entitled to receive dividends if, as and when declared by the Board of Directors.

3.2 Priority of Dividends

Except with the consent in writing of the Class A Special Holders and subject to the rights, rights, privileges, restrictions and conditions attaching to the Preferred Shares, no dividend or other distribution will be paid, declared or set apart for payment in respect of the Common Shares or any other shares of the Corporation ranking junior to the Class A Special Shares unless a dividend is also paid or declared and set apart for payment in respect of the Class A Special Shares in an amount equal to the dividend or other distribution to be paid, declared or set apart for payment in respect of the number of Common Shares into which the Class A Special Shares are convertible pursuant to these Class A Special Share provisions as of the record date for the payment of dividends.

ARTICLE 4
LIQUIDATION

4.1 Ranking of Class A Special Shares

No rights, privileges, restrictions or conditions attaching to the Class A Special Shares shall confer a priority over the Common Shares in respect of the return of capital in the event of a Liquidation Event.

4.2 Payment on Liquidation Event

The Class A Special Shares shall rank on a parity with the Common Shares (but junior to the Preferred Shares) with respect to the return of capital and in the distribution of assets in the event of a Liquidation Event. On a Liquidation Event, each Class A Special Holder will participate as to the number of Common Shares into which such holder's Class A Special Shares are then convertible pursuant to these Class A Special Share provisions as of the date of the Liquidation Event (for greater certainty, no actual conversion is required or shall be deemed to occur), and the Class A Special Holders will participate rateably as if they were holders of such Common Shares in such Liquidation Event.

ARTICLE 5
CONVERSION

5.1 Optional Conversion

The Class A Special Shares are convertible, at any time and from time to time, at the option of the Class A Special Holder and without payment of additional consideration, into Common Shares.

5.2 Automatic Conversion

All outstanding Class A Special Shares automatically convert into Common Shares at the Conversion Rate and in accordance with this Article 5 upon the closing of an IPO.

5.3 Conversion Rate

Each Class A Special Share will be convertible pursuant to Section 5.1 and 5.2 into that number of Common Shares (the "**Conversion Rate**") equal to:

[X x 4.781362]

Where "X" equals the number of Class A Special Shares held by such Class A Special Holder immediately prior to the Conversion Date.

5.4 Time of Conversion

Conversion is deemed to be effected:

(a) in case of an optional conversion pursuant to Section 5.1. immediately prior to the close of business on the Conversion Date; and

(b) in the case of automatic conversion pursuant to Section 5.2, immediately prior to the closing of the IPO.

5.5 Effect of Conversion

Upon conversion of the Class A Special Shares:

(a) subject to section 5.6(b), the rights of a Class A Special Holder as a holder of the converted Class A Special Shares cease; and

(b) the Class A Special Holder of record is deemed to have become the holder of record of the Common Shares issuable upon conversion of such Class A Special Shares.

5.6 Mechanics of Optional Conversion

(a) To exercise optional conversion rights under Section 5.1, a Class A Special Holder must:

(i) give written notice to the Corporation at its principal office:

(A) stating that the Class A Special Holder elects to convert such shares; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued; and

(ii) surrender the certificate or certificates formerly representing that Class A Special Holder's Class A Special Shares at the principal office of the Corporation.

(b) Upon receipt by the Corporation of the certificate or certificates, the Corporation will issue and deliver to such Class A Special Holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with Section 5.8, provided that if the conversion is in connection with a Liquidation Event, the conversion may, at the option of a Class A Special Holder, be conditional upon the closing of such Liquidation Event in which event such Class A Special Holder shall not be treated as the holder of record of such Common Shares until immediately prior to the closing of such Liquidation Event.

(c) The Corporation is not required to issue certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent, or the Class A Special Holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection with the loss, theft or destruction.

5.7 Mechanics of Automatic Conversion

(c) Upon an automatic conversion pursuant to Section 5.2, all the then outstanding Class A Special Shares shall be converted automatically without any further action by the Class A Special Holders and whether or not the certificates representing such Class A Special Shares are surrendered to the Corporation or its transfer agent; provided, however, that all Class A Special Holders being converted shall be given 30 days written notice of the occurrence of an IPO including the date such event is expected to occur.

(d) Upon the automatic conversion of any Class A Special Shares into Common Shares pursuant to Section 5.2, each Class A Special Holder shall promptly surrender the certificate or certificates formerly representing that holder's Class A Special Shares at the principal office of the Corporation or the office of any transfer agent for the Common Shares. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed.

(e) Upon receipt by the Corporation of the certificate or certificates from a Class A Special Holder, the Corporation shall issue and deliver to such holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of whole Common Shares into which such Class A Special Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion.

(f) The Corporation shall not be required to issue to a holder certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Class A Special Shares are either delivered to the Corporation or its transfer agent or such holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection therewith and, if the Corporation so elects, such holder provides an appropriate indemnity bond.

5.8 Fractional Shares

No fractional Common Shares will be issued upon conversion of Class A Special Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Class A Special Shares by a Class A Special Holder, the Corporation will pay to the Class A Special Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per Common Share (as determined by the Board of Directors) at the time of conversion, but no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

5.9 Partial Conversion

If some but not all of the Class A Special Shares represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of such holder, at the expense of the Corporation, a new certificate representing the number of Class A Special Shares that were not converted.

5.10 No Impairment

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Class A Special Holders against impairment.

PART 3: PREFERRED SHARES

The rights, privileges, restrictions and conditions of the Preferred Shares are set out below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

For purposes of these Preferred Share terms only:

(a) "**IPO**" means the completion of an initial public offering of Common Shares by the Corporation pursuant to:

(i) a final prospectus for which a receipt is issued by a securities commission of any province in Canada, or

(ii) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Common Shares by the Corporation to the public,

and immediately following the closing of the IPO, the Common Shares being listed for trading or quoted on a Qualified Exchange.

(b) "**Liquidation Event**" means:

(i) any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(ii) the consummation of an amalgamation, arrangement or other merger transaction or series of related transactions resulting in the combination of the Corporation with or into another entity, where the shareholders of the Corporation immediately prior to such transaction or series of related transactions, directly or indirectly do not continue to hold more than a 50% voting interest in the continuing or surviving entity immediately following such transaction or series of related transactions and no shareholder who held less than a 50% voting interest in the Corporation before such event holds directly or indirectly more than a 50% voting interest in the continuing or surviving entity immediately following such event; or

(iii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Corporation's assets (other than a sale, lease, transfer, exclusive license or other disposition to a wholly-owned subsidiary of the Corporation);

(c) "**Purchase Price**" means C$2.08 per Preferred Share;

(d) "**Qualified Exchange**" means the Aequitas NEO Exchange, any successor exchange or market thereto or any other exchange or market determined by the Board of Directors of the Corporation to be a Qualified Exchange;

ARTICLE 2
VOTING RIGHTS

2.1 Entitlement to Vote

Each holder of Preferred Shares is entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only the holders of a specified class or series of shares (other than the Preferred Shares) are entitled to vote.

2.2 Number of Votes

Each holder of Preferred Shares is entitled to one vote in respect of each Preferred Share held by such holder as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date on which such vote is taken or on which any written consent of shareholders is solicited.

ARTICLE 3
DIVIDENDS

3.1 Entitlement to Dividends

The holders of Preferred Shares are entitled to receive for each Preferred Share, if, as and when declared by the Board of Directors and out of the funds legally available for the payment of dividends in priority to the holders of Common Shares and Class A Special Shares, a cumulative, fixed dividend equal to 5% of the Purchase Price (the "**Preferred Return**"), which accrues daily from the issuance date of such Preferred Share and is compounded annually. For greater certainty, such dividend shall accrue as of the issuance date of such Preferred Share whether or not it is declared by the Board of Directors.

3.2 Priority of Dividends

No dividend or other distribution shall be paid, declared or set apart for payment in respect of any share of any other class (including the Common Shares and the Class A Special Shares) unless the holders of the Preferred Shares have been paid in full all accrued but unpaid dividends to which they are entitled.

ARTICLE 4
LIQUIDATION PREFERENCE

4.1 Payment on Liquidation Event

Upon the occurrence of a Liquidation Event, each holder shall receive prior and in preference to the holders of Common Shares and Class A Special Shares, from the assets of the Corporation available for distribution to holders of shares in the capital of the Corporation (which, in the case of an amalgamation, arrangement, share purchase or share exchange transaction, consists of the assets distributed to holders of shares in the capital of the Corporation in exchange for their shares in the capital of the Corporation, or the assets into which such shares are converted), the greater of (i) an amount equal to the Purchase Price plus the Preferred Return on each such Preferred Share accrued to the time of such Liquidation Event, less any dividends previously paid to such holder of Preferred Shares on such Preferred Share, or (ii) the amount of cash, securities or other property which such holder would be entitled to receive upon the occurrence of a Liquidation Event with respect to such shares if such Preferred Shares had been converted to Common Shares at the Conversion Rate immediately prior to such Liquidation Event.

4.2 Insufficient Assets

If, upon the occurrence of a Liquidation Event, the remaining assets are insufficient to permit the payment in full to the holders of the Preferred Shares of all amounts to be distributed to them pursuant to Section 4.1, then the entirety of the remaining assets available for such distribution are to be distributed rateably among the holders of Preferred Shares *pari passu* in proportion to the full preferential amount each such holder of Preferred Shares is otherwise entitled to receive pursuant to Section 4.1.

4.3 Remaining Assets

After payment (or setting aside funds necessary for such payment in trust for the exclusive benefit of applicable shareholders so as to be available for such payment) of the liquidation preference to be paid to the holders of Preferred Shares pursuant to Section 4.1 the holders of the Preferred Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation and any assets remaining available for distribution shall be distributed rateably among the holders of Common Shares and the holders of Class A Special Shares.

4.4 Distribution Other than Cash

If a Liquidation Event occurs, and cash, securities or other assets are available for satisfaction of the payments to which the Preferred Shares are entitled upon such Liquidation Event, the holders are entitled to a distribution of cash, securities or such other assets, or any combination of them, equal in value to the amount to which they are entitled. The value of the securities or other assets for this purpose is their fair market value as determined by the Board of Directors of the Corporation.

ARTICLE 5
CONVERSION

5.1 Optional Conversion Rights

The Preferred Shares are convertible, at any time and from time to time at the option of the holder and without payment of additional consideration, into Common Shares at the Conversion Rate and in accordance with this Article 5.

5.2 Automatic Conversion

All outstanding Preferred Shares automatically convert into Common Shares at the Conversion Rate and in accordance with this Article 5 upon the closing of an IPO.

5.3 Conversion Rate

Each Preferred Share shall be convertible pursuant to Section 5.1 and Section 5.2 into the number of Common Shares (the "**Conversion Rate**") equal to:

$$[X + Y - Z] / X$$

where "X" is the Purchase Price, "Y" is the Preferred Return accrued on such Preferred Share up to the time of conversion and "Z" is the amount of dividends, if any, previously paid to the holder prior to the time of conversion.

5.4 Time of Conversion

Conversion is deemed to be effected:

(a) in the case of an optional conversion pursuant to Section 5.1, immediately prior to the close of business on the Conversion Date; and

(b) in the case of automatic conversion pursuant to Section 5.2, immediately prior to the closing of the IPO.

5.5 Effect of Conversion

Upon the conversion of the Preferred Shares in accordance with this Article 5:

(a) subject to Section 5.6(b), the rights of a holder of the converted Preferred Shares cease; and

(b) each person in whose name any certificate for Common Shares is issuable upon such conversion is deemed to have become the holder of record of such Common Shares.

5.6 Mechanics of Optional Conversion

(a) To exercise optional conversion rights under Section 5.1, a holder of Preferred Shares shall:

(i) give written notice to the Corporation at its principal office or the office of any transfer agent for the Common Shares:

(A) stating that such holder of Preferred Shares elects to convert such holder's Preferred Shares and the number of Preferred Shares to be converted; and

(B) providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued;

(ii) surrender the certificate or certificates representing the shares being converted to the Corporation at its principal office or the office of any transfer agent for the Common Shares (such date the certificate or certificates representing the shares are surrendered, for the purposes of this Part, the "**Conversion Date**"); and

(iii) where the Common Shares are to be registered in the name of a person other than such holder of Preferred Shares, provide evidence to the Corporation of proper assignment and transfer of the surrendered certificates to the Corporation, including evidence of compliance with applicable securities laws and any applicable shareholder agreement.

(b) Upon the Conversion Date, the Preferred Shares specified in the written notice referred to in Section 5.6(a)(i) shall be irrevocably cancelled and the corresponding Common Shares issued; provided that if the conversion is in connection with a Liquidation Event, the conversion may, at the option of a holder of Preferred Shares, be conditional upon the closing of such Liquidation Event in which event such holder of Preferred Shares shall not be treated as the holder of record of such Common Shares until immediately prior to the closing of such Liquidation Event. As soon as reasonably practicable (and not later than seven days) after the Conversion Date, the Corporation shall issue and deliver to such holder of Preferred Shares a certificate (or certificates in such denominations as such holder directs) representing the number of whole Common Shares issuable upon the conversion of such Preferred Shares, together with, as applicable: (i) cash in respect of any fractional Common Shares issuable upon such conversion; and (ii) a certificate representing the balance of such holder's Preferred Shares if less than all of the Preferred Shares represented by a certificate or certificates surrendered by such holder were converted upon such conversion.

5.7 Mechanics of Automatic Conversion

(a) Upon an automatic conversion pursuant to Section 5.2, all the then outstanding Preferred Shares shall be converted automatically without any further action by the holders and whether or not the certificates representing such Preferred Shares are surrendered to the Corporation or its transfer agent; provided, however, that all holders of Preferred Shares being converted shall be given 30 days written notice of the occurrence of an IPO including the date such event is expected to occur.

(b) Upon the automatic conversion of any Preferred Shares into Common Shares pursuant to Section 5.2, each holder shall promptly surrender the certificate or certificates formerly representing that holder's Preferred Shares at the principal office of the Corporation or the office of any transfer agent for the Common Shares. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed.

(c) Upon receipt by the Corporation of the certificate or certificates from a holder, the Corporation shall issue and deliver to such holder, promptly at the office and in the name shown on the surrendered certificate or certificates, a certificate or certificates for the number of whole Common Shares into which such Preferred Shares are converted, together with cash in respect of any fractional Common Shares issuable upon such conversion.

(d) The Corporation shall not be required to issue to a holder certificates evidencing the Common Shares issuable upon conversion until certificates formerly evidencing the converted Preferred Shares are either delivered to the Corporation or its transfer agent or such holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes and delivers an agreement to indemnify the Corporation from any loss incurred by the Corporation in connection therewith and, if the Corporation so elects, such holder provides an appropriate indemnity bond.

5.8 Fractional Shares

No fractional Common Shares shall be issued upon conversion of Preferred Shares. For any fractional Common Shares that would otherwise be issuable upon conversion of Preferred Shares, the Corporation shall pay to the applicable holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the fair market value (as determined by the Board of Directors) per Common Share at the close of business on the time of conversion; provided that no such payment is required if the Board of Directors determines that the value of one Common Share is less than $10.

5.9 Partial Conversion

If some but not all of the Preferred Shares represented by a certificate or certificates surrendered by a holder are converted, the Corporation shall execute and deliver to or on the order of such holder, at the expense of the Corporation, a new certificate representing the number of Preferred Shares that were not converted.

5.11 No Impairment

The Corporation will not, by amendment of its articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Article 5, but will at all times in good faith assist in the carrying out of all the provisions of this Article 5 and in the taking of any action necessary or appropriate in order to protect the conversion rights of holder of Preferred Shares against impairment.

ARTICLE 6
REDEMPTION

6.1 Optional Redemption by the Corporation

Subject to applicable law, the Corporation shall be entitled to redeem at any time or times all or any part of the Preferred Shares registered in the name of any holder of any such Preferred

Shares on the books of the Corporation with or without the consent of such holder by giving notice in writing to such holder (unless such notice is waived by the holder), specifying:

(a) that the Corporation desires to redeem all or any part of the Preferred Shares registered in the name of such holder;

(b) if only part of the Preferred Shares registered in the name of such holder is to be redeemed, the number thereof to be so redeemed;

(c) the Purchase Price and the Preferred Return accrued on such Preferred Share up to the Redemption Date (less the amount of dividends, if any, previously paid to the holder on such Preferred Share prior to the Redemption Date) (such amount, the "**Redemption Amount**");

(d) the business day (the "**Redemption Date**") on which the Corporation desires to redeem such Preferred Shares. The Redemption Date shall be the date that is 10 business days after the date on which the notice is given by the Corporation; and

(e) the place of redemption.

6.2 Redemption Procedure

Unless the holder exercises its rights under Section 5.1 prior to the Redemption Date, the Corporation shall, on the Redemption Date, redeem such Preferred Shares by paying to such holder an amount equal to the aggregate Redemption Amount (less any tax required to be withheld by the Corporation) on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption at such place as may be specified in such notice. The certificate(s) for such Preferred Shares shall thereupon be cancelled and the Preferred Shares represented thereby shall thereupon be redeemed. Payment of the aggregate Redemption Amount for the Preferred Shares to be redeemed shall be made, at the option of the Corporation, (i) by delivery to such holder of a cheque of the Corporation payable at par at any branch in Canada of the Corporation's bankers; or (ii) by wire transfer by the Corporation to the holder of the Preferred Shares. From and after the Redemption Date, the holder thereof shall not be entitled to exercise any of the rights of holders of Preferred Shares in respect thereof unless payment of the aggregate Redemption Amount is not made on the Redemption Date, or on presentation and surrender of the certificate(s) for the Preferred Shares so called for redemption, whichever is later, in which case the rights of the holder of the Preferred Shares shall remain unaffected until payment in full of the aggregate Redemption Amount.

QQQ Aequitas EVO Connect Inc.

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aequitas EVO Connect Inc.

Corporate name / Dénomination sociale

875925-1

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2015-03-09

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aequitas Capital Link Inc.
Connection Capital Aequitas Inc.

2 Corporation number
Numéro de la société
875925-1

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Aequitas EVO Connect Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Jos Schmitt

Jos Schmitt
416-933-5910

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

RRR Neo Exchange Inc.

Industry Canada | Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2014-01-17

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Canada

Industry Canada / Industrie Canada

Form 1
Articles of Incorporation
Canada Business Corporations Act (s. 6)

Formulaire 1
Statuts constitutifs
Loi canadienne sur les sociétés par actions (art. 6)

1 Corporate name
Dénomination sociale

Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The corporation is authorized to issue an unlimited number of common shares.

4 Restrictions on share transfers
Restrictions sur le transfert des actions

See attached schedule / Voir l'annexe ci-jointe

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 1 Max. 20

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

None

7 Other Provisions
Autres dispositions

See attached schedule / Voir l'annexe ci-jointe

8 **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form.
Déclaration des fondateurs : J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

Name(s) - Nom(s)	Original Signed by - Original signé par
Joseph Schmitt	Joseph Schmitt Joseph Schmitt

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe

Restrictions on Share Transfers / Restriction sur le transfert d'actions

The securities of the corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the corporation, to be evidenced in either case by a resolution of such directors or shareholders.

Schedule / Annexe

Other Provisions / Autres dispositions

(a) The directors may from time to time appoint one or more additional directors within the limits provided in the Canada Business Corporations Act.

(b) The directors may from time to time determine the number of directors of the corporation.

Industry Canada Industrie Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-06-12

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Canada

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aequitas Canadian Exchange Inc.
Bourse Canadienne Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Joseph Schmitt

Joseph Schmitt
416-602-5234

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2015-02-13

Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Industry Canada | Industrie Canada

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation amends the other provisions as follows:
Les autres dispositions sont modifiées comme suit :
See attached schedule / Voir l'annexe ci-jointe

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Canada

Schedule / Annexe
Other Provisions / Autres dispositions

Article 7 of the articles of incorporation of the corporation are amended by adding as paragraph (c) thereto the following:

PART 1 - SHARE OWNERSHIP RESTRICTIONS

1.INTERPRETATION AND DEFINITIONS

1.1.In this Part 1:

1.1.1.“Acceptance Notice” has the meaning set out in section 6.5;

1.1.2.“Account” has the meaning set out in section 6.8;

1.1.3.“Affected Shareholder” has the meaning set out in section 4.5;

1.1.4.“Amendments” has the meaning set out in section 2.2;

1.1.5.“Board” means the board of directors of the Corporation;

1.1.6.“Business Day” means any day, other than a Saturday or Sunday, on which Canadian Schedule 1 chartered banks in Toronto, Ontario and Montreal, Québec are open for commercial banking business during normal banking hours;

1.1.7.“CBCA” the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.8.“Commission”, “company” and “person” have the meanings given to those terms, respectively, in the OSA;

1.1.9.“Control” and “acting jointly or in concert” are to be interpreted in a manner that is consistent with the interpretation thereof as used in the OSA and other securities legislation applicable in Ontario;

1.1.10.“Converted Basis” has the meaning given to that term in the Shareholders Agreement;

1.1.11.“Defaulting Shareholder” has the meaning set out in section 6.1;

1.1.12.“Excess Voting Share” means a Voting Share beneficially owned or over which control or direction is exercised in contravention of the Share Constraint;

1.1.13.“Fair Market Value” has the meaning given to that term in the Shareholders Agreement;

1.1.14.“Final Notice” has the meaning set out in section 6.12;

1.1.15.“First Notice” has the meaning set out in section 6.1;

1.1.16.“First Notice Response Period” has the meaning set out in section 6.1;

1.1.17.“Holding Company” means Aequitas Innovations Inc., a corporation incorporated under the laws of Canada, and its successors;

1.1.18.“Notice” has the meaning set out in section 7.1;

1.1.19.“Notice of Sale” has the meaning set out in section 6.3;

1.1.20.“Offer” has the meaning set out in section 6.5;

1.1.21.“Offer Period” has the meaning set out in section 6.3;

1.1.22.“Offer Shareholder” has the meaning set out in section 6.3;

1.1.23.“Offered Shares” has the meaning set out in section 6.3;

1.1.24.“OSA” means the Securities Act (Ontario), as now enacted or as the same may from time to time be amended, re-enacted or replaced (and in the case of such amendment, re-enactment or replacement, any references herein shall be read as referring to such amended, re-enacted or replaced provisions);

1.1.25.“Pro Rata Share” means a fraction: (i) the numerator of which equals the number of shares of the Corporation, on an as if Converted Basis, of the shareholder; and (ii) the denominator of which equals the total number of shares of the Corporation, on an as if Converted Basis, issued and outstanding as at the date of the Notice of Sale but excluding the Voting Shares, on an as if Converted Basis, of the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder;

1.1.26.“Purchase for Cancellation” has the meaning set out in section 5.1.2

1.1.27.“Recognition Order” means the order of the Commission issued under sections 21 and 144 of the OSA on November 13, 2014 in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, requiring restrictions on the ownership of shares of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

1.1.28.“Sale” or “Sell” has the meaning set out in section 5.1.1;

1.1.29.“Second Notice” has the meaning set out in section 6.1;

1.1.30.“Share Constraint” has the meaning set out in section 3.1;

1.1.31.“Shareholders’ Agreement” means the shareholders agreement, made May 31, 2013, between the Corporation and all of its shareholders, as from time to time amended, restated, amended and restated or replaced;

1.1.32.“Shareholder’s Declaration” means a declaration made in accordance with section 9;

1.1.33.“Voting Share” means a share in the capital of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.2All terms that are not otherwise defined in this Part 1 have the meanings given to those terms in the OSA or the CBCA, respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the CBCA, the definition contained in the OSA shall prevail.

1.3Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include the masculine, feminine and neutral.

1.4No person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 1 solely by reason that one of them has given the other the power to vote or direct the voting of shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.4.1the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.4.2the proxy is solicited but no information circular is required to be issued under the CBCA; or

1.4.3the proxy is not solicited.

1.5No shareholder of the Corporation is presumed to be acting jointly or in concert with any other person or company for purposes of this Part 1 solely by reason that such shareholder is a party to the Shareholders Agreement.

1.6For the purposes of this Part 1:

1.6.1where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons and companies; and

1.6.2references to shares "of" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2.PURPOSE

2.1.The restrictions on the issuance, transfer and ownership of Voting Shares as set out in this Part 1 are intended for the purpose of ensuring that each of the Corporation and the Holding Company:

2.1.1.is not in breach of section 21 of the OSA or the Recognition Order;

2.1.2.may continue to be recognized by the Commission to carry on business as a stock exchange in Ontario and each other province and territory of Canada, which recognition is necessary under the OSA and other applicable securities legislation for the Corporation or the Holding Company to engage in its undertaking; and

2.1.3.may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self-regulatory organization under applicable securities legislation, which recognition is necessary to its undertaking.

2.2.If the provisions of the Recognition Order as it pertains to restrictions on the ownership of, or the exercise of control or direction over, Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments") and those Amendments are inconsistent with this Part 1, those Amendments are deemed to be incorporated in this Part 1 from their effective date, without any further approval by the shareholders of the Corporation, and those Amendments supersede the provisions of this Part 1 to the extent of the inconsistency.

2.3.On the date that the Corporation is not required to constrain the issuance, transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Part 1 shall be deemed to be deleted in its entirety from the articles of the Corporation and shall be of no further force or effect as and from that date.

2.4.In the event that this Part 1 is amended as a result of any Amendment or is deemed to be deleted in accordance with section 2.3, the Board shall restate the articles of the Corporation to reflect the Amendment or deletion within thirty (30) days of such Amendment or deletion, without any further approval by the shareholders of the Corporation. The Corporation shall give Notice of the restatement of the articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement within fifteen (15) days of the effective date thereof. The accidental failure or omission to give such Notice to one or more such holders shall not affect the validity of the provisions of this section 2.4.

3.SHARE CONSTRAINT

3.1.Without the prior approval of the Commission and subject to such terms and conditions considered appropriate by the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over:

3.1.1.more than ten per cent (10%) of the issued and outstanding shares of any class or series of Voting Shares;

3.1.2.thereafter, more than fifty per cent (50%) of the issued and outstanding shares of any class or series of Voting Shares; or

3.1.3.any other percentage of the issued and outstanding shares of any class or series of Voting Shares as may be from time to time prescribed by the Recognition Order

(the “Share Constraint”).

3.2The Share Constraint does not apply in respect of Voting Shares that are held:

3.2.1by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

3.2.2by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such Voting Shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by the Board to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint; or

3.2.3by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

3.3If Voting Shares are, by inadvertence or otherwise, issued or transferred or held in contravention of the Share Constraint, such issuance or transfer or holding of the Voting Shares, or the registration thereof in the corporate records of the Corporation, shall not constitute a waiver of any of the rights of the Corporation hereunder or of the conditions attaching to such securities or otherwise preclude the Corporation from exercising any of the powers granted under this Part 1.

4.CONTRAVENTION OF THE SHARE CONSTRAINT

4.1.If the Board determines, whether based on a review of the central securities register of the

Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the Share Constraint:

4.1.1.the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2.the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3.the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4.no person may, in person or by proxy, exercise the right to vote or vote any of the Excess Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5.subject to section 4.4, the Corporation shall not pay any dividend or make any other distribution:

4.1.5.1.on any Excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless the Board determines that it would be in the best interests of the Corporation to pay such dividend or make the distribution in respect of some part or all of the non-Excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6.the Corporation shall send to the registered holders of the Voting Shares of that person or company or any person or company forming part of such combination a First Notice.

4.2.If the Board determines, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the Share Constraint, the Corporation shall not:

4.2.1.accept the proposed subscription for Voting Shares from;

4.2.2.issue the proposed Voting Shares to; or

4.2.3.register or otherwise recognize the proposed transfer of any Voting Shares to,
that person or company or any person or company forming part of that combination.

4.3.If the Board determines that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the Share Constraint, the Board may also determine that:

4.3.1.any votes cast, in person or by proxy, during that period or at that time in respect of the Excess Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2.subject to section 4.4, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1.on the Excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2.if the Board determines that the contravention of the Share Constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

4.4Notwithstanding any other provision of this Part 1:

4.4.1the Board may elect to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Part 1 where it determines that the contravention of the Share Constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution;

4.4.2where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a determination of a contravention of the Share Constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under section 4.3.2 as a result of the Board's determination of a contravention of the Share Constraint, the Board shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, as the case may be, if the Board subsequently determines that no contravention occurred.

4.5If the Corporation Sells or Purchases for Cancellation any Excess Voting Shares in accordance with section 5, or otherwise Purchases for Cancellation or otherwise acquires Excess Voting Shares, and the result of that action is that a shareholder of the Corporation who, before that action, was not in contravention of the Share Constraint is, as a result of such action, in contravention of the Share Constraint (an "Affected Shareholder") then, notwithstanding any other provision of this Part 1:

4.5.1subject to section 4.5.4, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the Share Constraint, as determined by the Board;

4.5.2the Board shall identify the Affected Shareholders and the Corporation shall give Notice to each

Affected Shareholder so identified, within fifteen (15) days of the Board's determination, of the fact that the Affected Shareholder is in contravention of the Share Constraint and is entitled to rely on the protection provided in section 4.5.1;

4.5.3the Corporation shall use commercially reasonable efforts to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares; and

4.5.4the protection afforded to any Affected Shareholder in section 4.5.1 is effective from the date the Affected Shareholder is in contravention of the Share Constraint as a result of the actions of the Corporation to and including the date as determined by the Board but in any event not less than one hundred and eighty (180) days after that date.

4.6The Corporation's failure to obtain the approval of the Commission to the ownership by the Affected Shareholder of such Voting Shares pursuant to section 4.5.3 shall not otherwise relieve the Affected Shareholder of its obligations or abrogate any of the rights of the Corporation under this Part 1.

4.7Notwithstanding any other provision of this Part 1, a contravention of the Share Constraint shall have no consequences except those that are expressly provided for in this Part 1 but, without limiting the generality of the foregoing:

4.7.1no transfer, issue or ownership of, and no title to, Voting Shares;

4.7.2no resolution of shareholders (except to the extent that the result is affected as a result of a Board determination under subsection 4.3.1); and

4.7.3no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the Share Constraint.

5.RIGHT TO DISPOSE OF EXCESS VOTING SHARES

5.1In order to comply with sections 2 and 3, the Corporation shall have the right:

5.1.1to sell, transfer and assign or cause to be sold, transferred or assigned (a "Sale" or to "Sell") all or any portion of the Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as if the Corporation were the owner thereof; or

5.1.2if the Corporation determines that it is unable to effect a Sale of all or any portion of the Excess Voting Shares or if the Board otherwise determines, to purchase and acquire for cancellation ("Purchase for Cancellation") all or any such Excess Voting Shares as the Corporation elects to purchase and acquire pursuant hereto and the holder shall be obligated to sell, transfer and assign to the Corporation all or any such Excess Voting Shares, and all of the Defaulting Shareholder's right, title and interest therein, as the Corporation so elects.

5.2For the purposes of this Part 1, the Corporation shall be and shall be conclusively deemed to be the agent and lawful attorney of the holders of the securities of the Corporation to effect such Sale or Purchase for Cancellation, as the case may be, including, without limitation, to execute and deliver any and all proper instruments of Sale and Purchase for Cancellation, as the case may be.

6.PROCEDURES RELATING TO DISPOSITION OF EXCESS VOTING SHARES

6.1Before taking any action pursuant to section 5, the Corporation shall send to the registered holder of apparently Excess Voting Shares (the “Defaulting Shareholder”) a Notice (the “First Notice”) requesting a Shareholder’s Declaration from such Defaulting Shareholder as to such matters as the Board may determine to be appropriate for the purpose of determining if all or any of the Voting Shares of such Defaulting Shareholder are Excess Voting Shares. The First Notice shall specify that, unless a response satisfactory to the Board is received by the Corporation within five (5) Business Days after the date of the First Notice (the “First Notice Response Period”), the Corporation may Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder in accordance with the articles of the Corporation. If the Corporation does not receive the Shareholder’s Declaration requested within the First Notice Response Period or, if the Board determines that the Voting Shares or any of them are Excess Voting Shares, the Corporation may, not earlier than six (6) Business Days, send a further Notice (the “Second Notice”) to such Defaulting Shareholder advising that the Corporation will Sell, or cause to be Sold, or Purchase for Cancellation the Excess Voting Shares of such Defaulting Shareholder, in each case at a price equal to the Fair Market Value as determined by an independent business valuator selected by the Corporation. The Second Notice shall advise that the Sale or the Purchase for Cancellation shall not be made before ten (10) Business Days and not later than one hundred and eighty (180) days after the date of the Second Notice.

6.2Not later than ten (10) Business Days after the date of the Second Notice, the Corporation shall select an independent business valuator who shall determine the Fair Market Value of the shares of the Corporation, as at the date the Board determines that Voting Shares of the Defaulting Shareholder are Excess Voting Shares, in accordance with the principles of valuation set out in Schedule 6.1 of the Shareholders Agreement, and Schedule 6.1 of the Shareholders Agreement shall apply mutatis mutandis to such valuation process. The determination of Fair Market Value shall be made in writing within twenty (20) Business Days of the date of the Second Notice (or as soon as practicable after that date).

6.3Within three (3) Business Days after the Fair Market Value has been determined in accordance with section 6.2, the Corporation shall send to each shareholder of the Corporation a copy of such determination together with a Notice (the “Notice of Sale”) containing an irrevocable offer (the “Offer”) to sell to the shareholders (excluding the Defaulting Shareholder and each person and company acting jointly or in concert with the Defaulting Shareholder) (collectively, the “Offer Shareholders”) the Excess Voting Shares of the Defaulting Shareholder (the “Offered Shares”) at a price per share equal to the Fair Market Value thereof.

6.4Each Offer Shareholder shall be entitled to purchase its Pro Rata Share of the Offered Shares, or such other portion of the Offered Shares as all of the Offer Shareholders accepting the Offer may agree in writing.

6.5Within ten (10) Business Days after receipt of the Notice of Sale (the “Offer Period”), each Offer Shareholder may exercise its right to purchase Offered Shares by giving to the Corporation Notice (an “Acceptance Notice”) specifying the maximum number of Offered Shares (which may be greater than or less than its Pro Rata Share) it is willing to purchase. If any Offer Shareholder does not give to the Corporation an Acceptance Notice or specifies in its Acceptance Notice a number of Offered Shares less than its Pro Rata Share that it is willing to purchase:

6.5.1such Offer Shareholder shall be deemed to have rejected the Offer in respect of the unclaimed Offered Shares;

6.5.2such unclaimed Offered Shares shall be deemed to be offered to such of the other Offer Shareholders who specify in their Acceptance Notices the willingness to acquire Offered Shares greater than their Pro Rata Share; and

6.5.3each such other Offer Shareholder is, subject to the maximum number of Offered Shares specified in its Acceptance Notice, entitled to acquire its proportionate share of the unclaimed Offered Shares based on the number of shares of the Corporation, on an as if Converted Basis, held by such Offer Shareholders as between themselves (or in such other proportion as such Other Shareholders may agree in writing).

6.6If Offer Shareholders give Acceptance Notices within the Offer Period specifying their willingness to purchase all, but not less than all, of the Offered Shares, the transaction of purchase and sale shall be completed within twenty (20) Business Days of the expiry of the Offer Period (or as soon as practicable thereafter).

6.7If Offer Shareholders exercise their rights to purchase some but not all of the Offered Shares or if Offer Shareholders do not exercise their rights to purchase any of the Offered Shares and all or a portion of the Offered Shares remain unclaimed, the Corporation may Sell, by private sale or otherwise as the Board may determine, the unclaimed Excess Voting Shares of the Defaulting Shareholder at the same price and on the same terms and conditions as those offered to the Offer Shareholders. The transaction of purchase and sale shall be completed on such date determined by the Board and in any event as soon as reasonably practicable.

6.8Upon a Sale of Excess Voting Shares in accordance with section 6.6 or 6.7, the Defaulting Shareholder shall, from the time of the Sale, be entitled to receive only the net proceeds of the Sale, being an amount equal to the proceeds of Sale less all applicable commissions, taxes, expenses and other costs of Sale, which net proceeds of Sale will be deposited by the Corporation in an account with any chartered bank or trust company in Canada (the “Account”) to be paid (with interest from the beginning of the month next following the date of receipt of the net proceeds of Sale) to the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares. The funds representing the net proceeds of Sale, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.9If the Corporation determines that it is unable to effect a Sale of Excess Voting Shares for whatever reason, the Corporation shall have the right (but not the obligation), subject to the Act and to the rights, privileges, restrictions and conditions attaching to the class or series of Voting Shares of which the Excess Voting Shares are part, to Purchase for Cancellation and the Defaulting Shareholder shall be obligated to so sell, transfer and assign to the Corporation such Excess Voting Shares. Such Excess Voting Shares shall be Purchased for Cancellation by the Corporation depositing into the Account an amount equal to the Fair Market Value of such Excess Voting Shares, such moneys to be paid (with interest) to or to the order of the Defaulting Shareholder upon presentation and surrender to such chartered bank or trust company, of the certificate(s) representing the Excess Voting Shares so Purchased for Cancellation. The funds representing the Fair Market Value, together with any interest earned thereon, less any taxes and costs of administration, that have not been claimed by the Defaulting Shareholder within two (2) years after the date of the Final Notice shall be forfeited to the Corporation.

6.10On or after the date of deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, where such Excess Voting Shares have been Purchased for Cancellation by the Corporation, such Excess Voting Shares shall be cancelled and shall cease to be entitled to dividends and, in either case, the Defaulting Shareholder shall not be entitled to exercise any of the rights of a holder of Voting Shares in respect thereof and the sole right of the Defaulting Shareholder shall be to the funds in the Account against presentation and surrender to such chartered bank or trust company of the certificate(s) representing the Excess Voting Shares.

6.11If a part only of the Voting Shares represented by any certificate is Sold by the Corporation or Purchased for Cancellation by the Corporation, a new certificate for the balance of the Voting Shares shall be issued at the expense of the Corporation.

6.12Within five (5) Business Days of the deposit by the Corporation of the net proceeds of Sale of the Excess Voting Shares Sold by the Corporation or an amount equal to the Fair Market Value of the Excess Voting Shares Purchased for Cancellation by the Corporation, as the case may be, into the Account, the Corporation shall send a Notice (the “Final Notice”) to the Defaulting Shareholder advising that such Excess Voting Shares have been Sold or Purchased for Cancellation and specifying the amount of the net proceeds of Sale or the Fair Market Value, as the case may be, and advising of the name and address of the chartered bank or trust company where the deposit was made by the Corporation and from which the net proceeds of Sale or Fair Market Value, as the case may be, may be obtained against presentation and surrender of the certificates representing the Excess Voting Shares so Sold or Purchased for Cancellation, together with such other information as the Board may consider appropriate.

6.13The Corporation may Sell or Purchase for Cancellation Excess Voting Shares despite the Corporation not having possession of the certificate or certificates representing the Excess Voting Shares at the time of the Sale or Purchase for Cancellation. If the Corporation Sells Excess Voting Shares without possession of the certificate or certificates representing such Excess Voting Shares, the Corporation shall issue to the purchaser of such Excess Voting Shares a certificate or certificates or other evidence of ownership representing the Excess Voting Shares purchased.

6.14The Corporation may transfer any funds held in the Account and its administration to a trust company in Canada registered as such under the federal laws of Canada or the laws of a province or a territory, and the Corporation is then discharged of all further liability in respect thereof.

7.NOTICES

7.1.Any notice permitted or required to be given pursuant to this Part 1 (a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery) or if transmitted by facsimile, electronic mail or other means of recorded electronic message, in the case of shareholders of the Corporation, addressed to the registered holder or holders at his or their address or addresses in the records of the Corporation, and in the case of the Corporation, to the registered office of the Corporation.

7.2.The accidental failure or omission to give any Notice to the registered holder of any Voting Shares shall not affect the validity of any transaction of purchase and sale or any purchase and acquisition for cancellation of Excess Voting Shares otherwise completed in accordance with this Part 1.

8.BOARD'S POWERS

8.1.The Board may make such rules and regulations from time to time as it shall deem necessary or appropriate to administer the provisions of this Part 1 and shall have the sole right and authority to administer the provisions of this Part 1 and to make any determination required or contemplated under this Part 1. In so acting, the Board shall enjoy, in addition to the powers set out in this Part 1, all of the powers necessary or desirable, in its sole determination, to carry out the intent and purpose of this Part 1 including, without limitation, the power to require:

8.1.1.the filing of a Shareholder's Declaration under section 9;

8.1.2.the production of all documents in the possession, power or control of the maker of a Shareholder's Declaration touching or concerning the subject matter of the Shareholder's Declaration, together with certification that such production has been made;

8.1.3.the response to such written interrogatories concerning the subject matter of a Shareholder's Declaration as the Board may determine to ask the maker of the Shareholder's Declaration; and

8.1.4.the attendance before the Board of the maker of a Shareholder's Declaration, or such other persons or companies related thereto as the Board may determine, for the purpose of responding to questions from the Board concerning the subject matter of the Shareholder's Declaration.

8.2.If the Board determines that a person or company has failed to provide a complete, accurate and timely response to a request for information that the Board has made pursuant to its powers under section 8.1, the Board may draw an inference adverse to the interests of that person or company.

8.3.The Board shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Part 1 and, without limitation, if the Board considers that there are reasonable grounds for believing that a contravention of the Share Constraint has occurred or will occur, the Board shall make a determination with respect to the matter.

8.4.All determinations by the Board shall be conclusive, final and binding except to the extent modified by any subsequent determination of the Board. Notwithstanding the foregoing, the Board may delegate, in whole or in part:

8.4.1.its powers to make a determination in respect of any particular matter to a committee of the Board; and

8.4.2.any of its other powers under this Part 1 in accordance with section 115 and 121(a) of the CBCA.

8.5.In administering the provisions of this Part 1, including, without limitation in making any determination required or contemplated under this Part 1, each director shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise his or her business judgment. The directors shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although they shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

8.6.No director shall be considered to be subject to a conflict of interest in administering the provisions of this Part 1 and there shall be no reasonable apprehension of bias by reason only that such director’s own tenure as a director or officer of the Corporation could be affected directly or indirectly by a determination he or she is to make pursuant to the provisions of this Part 1.

8.7.In administering the provisions of this Part 1, the Board may rely on any information on which the Board considers it reasonable to rely in the circumstances. Without limitation, the Board may rely upon any Shareholder’s Declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

8.8.Provided that the directors have acted honestly and in good faith, no shareholder or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation, nor shall the Corporation have any claim or action against any director or officer of the Corporation, arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Part 1 and neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Part 1. To the extent that, in accordance with section 8.1 or section 8.3, any other person exercises the powers of the directors under these provisions, this section 8.8 applies mutatis mutandis.

8.9.Any determination of the Board required or contemplated by this Part 1 shall be expressed and conclusively evidenced by a resolution of the directors passed in accordance with the CBCA.

9.SHAREHOLDER'S DECLARATIONS

9.1.For purposes of monitoring compliance with and enforcing the provisions of this Part 1, the Corporation may require that any registered holder or beneficial owner of Voting Shares or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation a completed and signed Shareholder's Declaration. The Board may approve from time to time written guidelines with respect to the nature of the Shareholder's Declaration to be requested, the times at which Shareholder's Declarations are to be requested and any other relevant matters relating to Shareholder's Declarations.

9.2.A Shareholder's Declaration may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, a Shareholder's Declaration may be required to contain information with respect to:

9.2.1whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, Voting Shares; and

9.2.2whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

10.MISCELLANEOUS

10.1The invalidity or unenforceability of any provision, in whole or in part, of this Part 1 shall not affect the validity or enforceability of any other provision or part thereof.

10.2Subject to the CBCA, the OSA and the Recognition Order, the Board may make, amend or repeal any rules or by-laws it deems necessary or appropriate to administer the Share Constraint.

10.3In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Part 1, the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the Corporation.

[END OF SCHEDULE]

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Neo Exchange Inc.
La Bourse Neo Inc.

Corporate name / Dénomination sociale

875923-5

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2019-01-15

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aequitas Neo Exchange Inc.
La Neo Bourse Aequitas Inc.

2 Corporation number
Numéro de la société
875923-5

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Neo Exchange Inc.
La Bourse Neo Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

SSS New Connect Inc.

Industry Canada | Industrie Canada

Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution

Loi canadienne sur les sociétés par actions

Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

Corporate name / Dénomination sociale

875924-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the *Canada Business Corporations Act*.

JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la *Loi canadienne sur les sociétés par actions*.

Marcie Girouard

Director / Directeur

2014-01-17

Date of Incorporation (YYYY-MM-DD)
Date de constitution (AAAA-MM-JJ)

Canada

Industry Canada Industrie Canada

Form 1
Articles of Incorporation
Canada Business Corporations Act (s. 6)

Formulaire 1
Statuts constitutifs
Loi canadienne sur les sociétés par actions (art. 6)

1 Corporate name
Dénomination sociale

Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

2 The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social

ON

3 The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The corporation is authorized to issue an unlimited number of common shares.

4 Restrictions on share transfers
Restrictions sur le transfert des actions

See attached schedule / Voir l'annexe ci-jointe

5 Minimum and maximum number of directors
Nombre minimal et maximal d'administrateurs

Min. 1 Max. 20

6 Restrictions on the business the corporation may carry on
Limites imposées à l'activité commerciale de la société

None

7 Other Provisions
Autres dispositions

See attached schedule / Voir l'annexe ci-jointe

8 **Incorporator's Declaration:** I hereby certify that I am authorized to sign and submit this form.
Déclaration des fondateurs : J'atteste que je suis autorisé à signer et à soumettre le présent formulaire.

Name(s) - Nom(s)	Original Signed by - Original signé par
Joseph Schmitt	Joseph Schmitt Joseph Schmitt

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Schedule / Annexe

Restrictions on Share Transfers / Restriction sur le transfert d'actions

The securities of the corporation, other than non-convertible debt securities, shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of the corporation, to be evidenced in either case by a resolution of such directors or shareholders.

Schedule / Annexe

Other Provisions / Autres dispositions

(a) The directors may from time to time appoint one or more additional directors within the limits provided in the Canada Business Corporations Act.

(b) The directors may from time to time determine the number of directors of the corporation.

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

Neo Connect Inc.

Corporate name / Dénomination sociale

875924-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the *Canada Business Corporations Act* as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

R Edwards

Raymond Edwards

Director / Directeur

2019-01-15

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4
Articles of Amendment
Canada Business Corporations Act (CBCA) (s. 27 or 177)

Formulaire 4
Clauses modificatrices
Loi canadienne sur les sociétés par actions (LCSA) (art. 27 ou 177)

1 Corporate name
Dénomination sociale
Aequitas Technology Services Inc.
Services Technologiques Aequitas Inc.

2 Corporation number
Numéro de la société
875924-3

3 The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes its name to:
La dénomination sociale est modifiée pour :
Neo Connect Inc.

4 Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J'atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Cindy Petlock

Cindy Petlock
416-933-5903

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5 000 $ et d'un emprisonnement maximal de six mois, ou l'une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the *Privacy Act* allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la *Loi sur les renseignements personnels* permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing Chicago LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
Alpha Direct LLC	8/20/2015	8/20/2015	8/20/2015	8/20/2015	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
AMS Derivatives B.V.	8/14/2019	9/10/2019	9/10/2019	8/14/2019	12/1/2017	6/5/2019	Member TPH	Strawinskylann 3095 Amsterdam, 1077ZX Netherlands	31-020-708-7000	Proprietary Trading
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	NA	NA	Sponsored Participant	440 9th Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary Trading
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Belvedere Trading LLC	11/1/2011	3/1/2012	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	9/27/2013	8/13/2013	4/27/2009	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
BNY Mellon Capital Markets, LLC	NA	NA	NA	1/17/2017	NA	NA	Member TPH	101 Barclay Street New York, NY 10286	212-815-4972	Market Maker
Boerboel Capital LLC	11/17/2017	8/27/2019	8/27/2019	8/27/2019	2/1/2017	NA	Member TPH	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Cardinal Capital Management, LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker/Proprietary
Casey Securities LLC	NA	NA	NA	11/11/2021	8/3/2020	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/17/2017	11/27/2017	11/27/2017	11/17/2017	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6145	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Platou Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	NA	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Critical Trading, LLC	7/1/2014	NA	NA	NA	NA	NA	Member TPH	120 W 45th Street 15th Floor New York, NY 10036	646-918-0529	Market Maker, Proprietary Trading
CTC, LLC	3/15/2018	NA	NA	NA	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	10/16/2015	4/5/1999	5/4/2021	Member TPH	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker, Proprietary Trading
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
E D & F Man Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
E*TRADE Securities LLC	NA	NA	NA	6/10/2010	NA	NA	Member TPH	11 Times Square 32nd Floor New York, NY 10036	646-521-4300	Public Customer Business
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Electronic Transaction Clearing, Inc.	5/7/2021	5/7/2021	5/7/2021	5/7/2021	NA	NA	Sponsored Participant	660 S Figueroa Street Los Angeles, CA 90017	949-533-1885	Market Maker
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FIS Brokerage & Securities Services LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	NA	NA	Member TPH	2100 Enterprise Avenue Geneva, IL 60134	630-482-7100	Agency
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Great Point Capital LLC	10/27/2020	10/27/2020	10/27/2020	10/27/2020	NA	NA	Sponsored Participant	200 W. Jackson Blvd. Suite 1000 Chicago, IL 60606	312-356-4401	Proprietary Trading
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Hainey Investments Limited	6/16/2014	NA	NA	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Hehmeyer, LLC	10/3/2016	10/3/2016	10/3/2016	10/3/2016	NA	NA	Sponsored Participant	601 S LaSalle Street 2nd Floor Chicago, IL 60605	312-327-4112	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
Hilltop Securities Inc.	10/23/2008	9/1/2010	NA	5/21/2013	10/1/2010	NA	Member TPH	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-1800	Clearing, Transact Business with the Public
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC-Chicago LLC dba IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC-Chicago LLC dba IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	NA	NA	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	NA	NA	Member TPH	140 E 45th Street 27th Floor New York, NY 10017	212-885-6300	Agency
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	NA	NA	Sponsored Participant	240 E 35th Street #3A New York, NY 10016	646-360-0595	Proprietary Trading
Juliet Labs, LLC	9/20/2017	9/20/2017	9/20/2017	9/20/2017	NA	NA	Sponsored Participant	1 Northside Piers Suite 14H Brooklyn, NY 11249	646-360-0595	Proprietary Trading
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	4/8/2011	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	1/9/2001	9/24/2010	Member TPH	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Clearing, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	4/8/1985	9/24/2010	Member TPH	One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036	646-743-1295	Clearing, Brokerage, Transact Business with the Public
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mint Global Markets, Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
National Securities Corporation	7/1/2009	NA	NA	NA	NA	NA	Member TPH	One Union Square 600 University Street, Suite 2900 Seattle, WA 98101	206-622-7200	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	NA	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3044	Public Customer Business
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Quiet Light Securities, LLC	NA	NA	NA	NA	5/1/2001	NA	Member TPH	141 W Jackson Boulevard Suite 2020A Chicago, IL 60604	312-431-0573	Market Maker, Proprietary Trading
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
Robert W. Baird & Co. Incorporated	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	777 E Wisconsin Avenue Milwaukee, WI 53202	414-765-3500	Market Maker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
SAL Equity Trading, GP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-3000	Agency, Institutional Trading
Sanford C. Bernstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	8/13/2013	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-969-1000	Clearing, Proprietary Trading, Transact Business with the Public
Santander Investment Securities Inc.	4/15/2009	1/3/2011	NA	NA	NA	NA	Member TPH	45 E 53rd Street New York, NY 10022	212-350-3500	Institutional Trading
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
Squarepoint Ops LLC	6/12/2020	6/12/2020	6/12/2020	6/12/2020	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	9/24/2010	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	7/15/2013	NA	NA	10/15/2015	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
SumRidge Partners, LLC	NA	NA	NA	12/27/2017	NA	NA	Member TPH	111 Town Square Place Suite 320 Jersey City, NJ 07310	201-898-2520	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
SVB Leerink LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	NA	NA	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
TOR Brokerage LLC	8/23/2021	8/23/2021	8/23/2021	8/23/2021	NA	NA	Member TPH	9019 Old River Road North Bergen, NJ 07047	201-941-0002	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	NA	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	NA	NA	Member TPH	1111 Bagby Suite 4900 Houston, TX 77002	713-333-7100	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	NA	NA	Member TPH	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Public Customer Business, Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	NA	NA	Member TPH	70 Hudson Street Hoboken, NJ 07030	201-706-7157	Clearing Services
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Volant Liquidity, LLC	4/15/2011	NA	NA	5/27/2010	2/1/2010	3/23/2011	Member TPH	250 Vesey Street Suite 2601 New York, NY 10281	646-804-7900	Market Maker, Order Flow Provider, Brokerage
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage